























WMS INDUSTRIES Inc.

BUILDING ON OUR SUCCESS

ARS 1-8300

P.E.
6/30/05

2005 Annual Report

























MEN IN BLAC




CLINT EASTWOOD
A FISTFUL
OF DOLLARS

WMS Industries Inc. (NYSE: WMS)

Is exclusively focused on the gaming industry through the creation, design, manufacture and marketing of high-earning video and mechanical reel-spinning slot machines and video lottery terminals. WMS' mission is to create the most entertaining gaming products in the world and service its customers with an uncompromising passion for quality. All of our employees embrace our core values of innovation, tenacity, passion, quality and integrity and are guided by the fundamental principle of teamwork.




HOT
PeN
More Free Spins




PARTY
PROGRESSIVE

2005 ACCOMPLISHMENTS

- WMS successfully expanded its product lines to cover 100% of slot managers' gaming machine needs. We now offer a broad range of products, from our legendary video product line, to new product lines, including mechanical reel games with innovative bonusing features, video poker products, and wide-area progressive jackpot systems that are highly profitable.
- Product sales revenues increased by 91%, led by an 80% rise in new unit sales and a 16% increase in average selling prices. Gaming operations revenues rose 30% as the ending installed base of participation games increased 54% with average daily revenues growing 19%.
- Operating margins turned positive during the first half of fiscal 2005 and then doubled in the second half as cost savings and efficiency initiatives were implemented. These initiatives are expected to continue to improve bottom line results throughout fiscal 2006.



Total Assets
in millions
$500
400
300
200
100
0
351
395
478
'03
'04
'05
Total Revenues
in millions
$400
350
300
250
200
150
100
50
0
179
230
388
'03
'04
'05
Operating Income (Loss)
in millions
$35
30
25
20
15
10
5
0
-5
-10
-15
-20
(18)
(2)
31
'03
'04
'05

Financial highlights for the years ended June 30,

In millions	2001	2002	2003	2004	2005
Total Revenues	$264	$175	$179	$230	$388
Total Costs and Expenses	220	162	197	232	357
Operating Income (Loss)	44	13	(18)	(2)	31
Net Income (Loss)	36	10	(8)	(1)	21



Orrin Edidin
Executive Vice President and Chief Operating Officer

Brian Gamache
President and Chief Executive Officer

Scott Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer



Steve Cramer
Vice President of Customer Service and Field Operations

Ron Dinola
Vice President Gaming Operations

Mark Jason
Senior Vice President of Operations

Seamus McGill
Executive Vice President and Managing Director of International Operations

Brian Pierce
Vice President of North American Sales



Kathleen McJohn
Vice President, General Counsel and Secretary

Bob Rogowski
Vice President of Finance and Controller

Michael Komenda
Vice President of Human Resources



Larry Pacey
Senior Vice President of Product Development

Rob Siemasko
Vice President of Product Management

Laurie Lasseter
Vice President of Engineering and Chief Technology Officer

Rob Bone
Vice President of Marketing

BY BROADENING OUR PRODUCT OFFERINGS AND DELIVERING A VARIETY OF NEW, ENTERTAINING GAMES, WE BECAME A FULL SERVICE PROVIDER OF GAMING MACHINES AND ACHIEVED RECORD REVENUES IN FISCAL 2005.

To Our Stockholders:

We are proud to report that by nearly every measure, WMS enjoyed a year of stellar growth and achievement in fiscal 2005. The successful execution of our re-emergence plan translated into impressive results that have positioned the Company for future sustainable growth.

- For our stockholders, who supported us through our remarkable renaissance, WMS' success was measured in significant top- and bottom-line financial results.
- For our customers, we delivered a variety of premium earning games across our broad spectrum of products.
- Finally, for our employees, who have dedicated themselves to ensuring the Company's short- and long-term success, fiscal 2005's operational advancements and market share growth marked both a personal and team triumph. Our associates' energy, enthusiasm and commitment to excellence have placed WMS solidly on the path to becoming a global leader in the gaming supply industry.

Fiscal 2005 Financial Highlights

Our focus on first re-establishing and then enhancing our reputation as the premier supplier of game content, enabled us to significantly improve our operating results, as we generated $0.62 in diluted earnings per share (EPS) in fiscal 2005 compared to a $0.03 per share loss last fiscal year. We recorded quarterly sequential EPS gains throughout fiscal 2005 based on revenue growth and operating margin improvements.

The successful combination of our *CPU-NXT*® platform and *Bluebird*® gaming cabinet with high earning new games proved to be a hit with casinos and players alike. In fiscal 2005, revenues grew by 69% to $388 million, the highest level achieved since we began to focus solely on the gaming industry in fiscal 2001. This growth was fueled by significant improvements in each of our four key revenue drivers:

- New unit shipments increased 80% to 22,784 units,
- Average selling prices rose 16% to $10,250,
- The ending installed base of gaming operations machines grew by 54% and,
- The average daily revenue from gaming operations machines improved by 19%.

As product innovations led to higher customer demand and significant year-over-year revenue gains, we focused on the importance of also ensuring that our revenue growth translated into greater bottom line results. As a result, during fiscal 2005 we implemented significant cost savings and efficiency initiatives that hit the mark, as operating margins increased to double the run-rate achieved in the first half of the year. As we anticipate further top line growth, our disciplined focus on driving greater efficiency improvements should provide long-term opportunities to increase operating margins and EPS in fiscal 2006 and beyond.

Focusing on the Next Wave of Innovation

Innovation is undeniably the driving force at WMS, but we also recognize that it is an ongoing journey. We have an unwavering commitment to leverage our 60+ year history in developing creative entertainment content into becoming the gaming industry's premiere provider of innovative games. In fiscal 2005, we extended this legacy as we commercialized more new, entertaining games across more product lines than ever before.

Our ongoing investments in game methodologies, unique game features, intellectual property and engaging brand names are the basic ingredients to create great game content, resulting in higher earning products for our casino customers. The agreement we entered into with Aruze Corporation, a leading supplier of amusement machines for the Japanese market, is an example of our dedication to arm our game designers with new tools to develop great games. We will collaborate with Aruze on the development of a proprietary new interactive display technology for mechanical reel games, which we expect to commercialize in fiscal 2007.

We launched our mechanical reel product line with four innovative bonus features, again highlighting WMS' flair for game content which quickly enabled us to gain market share for these new products. A second new product line we rolled out this year was our wide-area progressive jackpot system, which enables players to earn life-changing jackpot awards. In fact, since inception, 32 lucky casino patrons won an aggregate $6.4 million of our wide-area progressive jackpots. By June 30, 2005, our wide-area progressive offerings comprised over 14% of our installed base of participation games. As these games typically earn about double the average daily revenue of our non-linked participation games, our overall average revenue per day grew substantially.

Demand for our linked and non-linked participation games remains near all time highs even after the 54% growth we experienced in our installed base of these products in fiscal 2005. We expect future demand to be driven by wide-area progressive games including two MONOPOLY™ games—*Own It All*® and *All in the Cards*®—and a new *Jackpot Party Progressive*™-branded multi-level, local-area progressive product that addresses the penny denomination market segment, as well as our new *POWERBALL*™-branded progressive product, which we will launch later in fiscal 2006. For our non-linked participation series, we have a similarly strong portfolio of new game titles to launch including extensions of our popular *MONOPOLY, MEN IN BLACK*™ and *HOLLYWOOD SQUARES*™-branded series.

To round out our product lines, we delivered our first new video poker products in fiscal 2005 including *3 WAY ACTION*® Poker and *Reel 'Em In*® Poker, again moving beyond traditional game play elements by incorporating innovative features. Our potential to capture greater market share in the poker segment will receive a big boost with our launch of the industry's first video poker product based on Harrah's Entertainment's popular *WORLD SERIES OF POKER*® brand.

Paradigm-changing technologies for the slot floor don't occur every year, but WMS is committed to being a leader in providing the slot floor of the future. At this time it is widely anticipated that the next significant replacement cycle for the slot floor will be focused on server-based gaming initiatives. With a clear and sharp focus on ensuring our leadership in this replacement cycle, we've invested in the people, technology and resources required to deliver cutting edge solutions that consider the needs of both our casino customers and casino patrons. Over the last few years, WMS has developed, patented and licensed a substantial pool of advanced technologies and intellectual properties that we believe will provide casino operators with the next generation of yield management tools and players with unique play features that can only be enabled in a server-based environment.

Our new technology licensing agreements with Cyberview Technology provide us access to an award-winning, regulatory-approved, downloadable gaming system, and central determination and game configuration technologies, which can serve as the foundation of any server-based gaming system. This alliance secures WMS' strategic role in server-based gaming systems with technologies that complement those developed in-house.


Gross Profit
in millions
$200
150
100
50
0
106
128
196
'03
'04
'05

THE SUCCESSFUL EXECUTION OF OUR RE-EMERGENCE PLAN TRANSLATED INTO IMPRESSIVE RESULTS THAT HAVE POSITIONED THE COMPANY FOR FUTURE SUSTAINABLE GROWTH.

Year End Stock Price
in dollars


$35
30
25
20
15
10
5
0
15.59
29.80
33.75
'03
'04
'05

New Products for New and Expanding Markets

WMS' reemergence with innovative new gaming products coincides with industry expectations that the installed base of gaming equipment in North America will increase approximately 25%, to one million units, by the end of the decade. Markets expected to open or expand over the next few years include Pennsylvania, Maine, Florida, California, Maryland and Illinois.

Additionally, worldwide interest in our game content and *Bluebird* gaming platform represents another important channel of growth that we're vigorously pursuing. We expect to derive approximately one-third of our new product unit sales from international markets. By customizing game content for specific international markets, we are winning over new players as illustrated by our success in both Australia and Russia, which underscores the adaptability and global appeal of our innovative content and products. Our new agreements with Cyberview also provide us with high margin royalty fees for Cyberview's use of our popular game content in specified lottery markets outside of North America.

To build on our international success, we finalized a new six-year distribution agreement with our Russian distributor effective July 1, 2005, which calls for significant annual minimum placements. Our Russian distributor, Unicum, is the market share leader in what is now the fastest growing market in the world.

Our Outlook Is Visible and Bright

The entire WMS team is invigorated and highly motivated by our accomplishments in fiscal 2005. With our breadth of new products and innovations, we believe our prospects for market share growth over the next few years are among the best in our industry.

In summary, we are proud of WMS' milestone achievements over this last year. This success demonstrates that we have the will and the ability to take the Company farther than it has ever been before. We are at a very exciting point in our drive towards becoming a global leader in the gaming supply industry. We thank our Board of Directors for their continued support and for demanding that we deliver long-term value for our stockholders. We also thank you, our stockholders, for your support and confidence and we look forward to reporting to you our continued success.

Lou Nicastro
Chairman of the Board

Brian Gamache
President and CEO

August 10, 2005





IN FISCAL 2005, WE EXTENDED OUR 60+ YEAR HISTORY IN DEVELOPING CREATIVE ENTERTAINMENT CONTENT AS WE COMMERCIALIZED MORE NEW, ENTERTAINING GAMES ACROSS MORE PRODUCT LINES THAN EVER BEFORE IN OUR QUEST TO BECOME THE GAMING INDUSTRY'S PREMIERE PROVIDER OF INNOVATIVE GAMES.

New Products = New Market Share

By building on our acknowledged excellence in creating high-earning games, WMS has regained an industry leadership position in new game offerings. Leveraging our award-winning *Bluebird* gaming cabinet, *CPU-NXT* operating system, new mechanical reel and poker games, and our first ever wide-area and local-area progressive linked systems, we now offer products that meet all of the gaming machine needs for the casino floor. WMS' full line of products positions us to be a leading supplier of gaming machines for many years to come.


New Game Themes Launched
number of themes
80
70
60
50
40
30
20
10
0
10
26
68
'03
'04
'05

Mechanical Reel Games: Launched September '04 Mechanical reel games represent over 45% of the typical casino slot floor. In addressing this large, new market opportunity, it was important that our games offered players something unique, while remaining true to the game play elements preferred by mechanical reel players. Our new mechanical reel product line was launched in September 2004 and we now have four innovative bonusing features that are differentiated from other industry offerings. We now have over 25 mechanical reel game themes approved in most gaming jurisdictions and expect this number to double by the end of fiscal 2006. Our new mechanical reel products are accelerating WMS' momentum in this important market segment.

WAP: Launched in June '04 Nothing creates greater excitement on the casino floor than the realization that a lucky casino player has just won a large progressive jackpot. To deliver this exciting experience, we launched our first wide-area progressive jackpots just before the start of fiscal 2005. Leveraging the enormous popularity among slot players of the *MONOPOLY* brand, our *MONOPOLY Money*™ progressive jackpot generated great demand from our casino customers and tremendous play levels by their players. We recently rolled out additional games for the *MONOPOLY Money* progressive jackpot with popular penny progressive games that enable casino patrons to win both local-area and wide-area progressive jackpots. In January 2005, we brought Clint Eastwood and his early western movie character to the casino slot floor



Highly anticipated
POWERBALL
wide-area progressive
games to launch
in Spring 2006.





We now offer a
full product line
to address 100% of the slot floor.



Cost savings initiatives ensured that our revenue growth generated *greater profitability* and resulted in an immediate doubling of our operating margins.



BY INVENTING AND ACQUIRING KEY INTELLECTUAL PROPERTIES, WE HOPE TO LEAD THE INDUSTRY IN PROVIDING OUR CUSTOMERS WITH MORE CREATIVE CONTENT AND OFFERING GREAT GAMING BRANDS, WHICH WILL GROW OUR MARKET SHARE.

New Products = New Market Share (continued)

with our *A FISTFUL OF DOLLARS*® video wide-area progressive jackpot. More exciting products are on the way, including the launch early in fiscal 2006 of a *Jackpot Party*® multi-level local-area progressive game with a communal bonus round and then the highly anticipated launch of our *POWERBALL* progressive jackpot planned for Spring 2006.

Video Poker Games: Launched July '04 The video poker segment comprises approximately 15% of a typical casino slot floor and we launched our new video poker product line with innovations that moved beyond the games typically found on the slot floor. Players increase their chances to win with *3 WAY ACTION* Poker, a video poker game that combines the three most popular poker games in the world—5-card Stud, Draw Poker and 7-card Poker—into one unique game. In addition, we extended one of our most popular video reel slot titles to the video poker segment with the introduction of *Reel 'Em In* Poker, offering players the unique "Go Fish!" feature which allows them the chance to improve their hands. Poker games continue to captivate and garner new fans every day. To capture the growing public appreciation for poker games, we entered into a licensing agreement with Harrah's License Company during the last quarter of fiscal 2005 for the rights to their highly recognized *WORLD SERIES OF POKER* brand. We anticipate that the combination of this famous brand with the innovative games our developers are creating will accelerate our market share in this segment.

Innovations In the further pursuit of delivering even more advanced levels of game play, we have invented or licensed a large portfolio of technologies, intellectual property and patents in order to be at the forefront of the next wave of gaming evolution—server-based gaming. Recently, we gained access to Cyberview Technology's award-winning server-based gaming system, which WMS will continue to evolve to interface with our content and further advance our systems capabilities. And, earlier in 2005, we entered into a worldwide agreement with a leading Japanese gaming company, Aruze Corporation, to collaborate on the development of a new interactive display technology for mechanical reel gaming machines, which should enable us to bring to market some of the most groundbreaking offerings ever in this product segment.


New Unit Average Selling Price
in dollars
$12,000
10,000
8,000
6,000
4,000
2,000
0
8,318
8,813
10,250
'03
'04
'05


7 LINES
REPEAT BET

WMS' award-winning *Bluebird cabinet* proved to be a value added product, enabling us to dramatically increase our average selling price.

Our first *WORLD SERIES OF POKER*-branded games will launch in Fall 2005.




1 LINE
3 LINES
PLAY 1 PER LINE


POKER
WORLD SERIES POKER
4 of a KIND
WITH FINAL TABLE BONUS
1ST CREDIT
2ND CREDIT
3RD CREDIT
4TH CREDIT
5TH CREDIT





OUR EMPLOYEES' DRIVE AND DETERMINATION DROVE OUR RETURN TO PROFITABILITY IN FISCAL 2005. IT'S THEIR PASSION FOR SUCCESS THAT WILL KEEP WMS ON TOP.

Product Sales

Our re-emergence as a preeminent provider of premium gaming machines was evidenced by product sales revenue growth of 91% over the prior year. We sold a total of 22,784 new gaming units, which represented an 80% increase over fiscal 2004 unit shipments. We now offer over 32 video titles, 25 mechanical reel titles and two video poker titles for sale in most gaming jurisdictions. Our new games have proven to be very popular with players and the high earnings the games generate were instrumental in our ability to implement a 9% list price increase in North America in January 2005 for *Bluebird* video gaming devices and a 25% increase in the list price of video game theme conversions.

Our focus is on gaining market share with our new mechanical reel and poker gaming machines, replacing our remaining legacy video gaming machines, plus regaining our market share in the video segment. We recently began offering premium-priced product options to help drive our average selling price which increased 16% to $10,250 for fiscal 2005. Our award-winning *Bluebird* cabinet, *CPU-NXT* operating system and extensive portfolio of game content have put us on the fast track to realize our goal of becoming a global leader in the gaming supply industry.

Following the record number of new unit sales in fiscal 2005, our open orders for new gaming units remains at close to the highest level in our history. This level of open orders continues to drive our visibility and extends our revenue momentum.

Other Product Sales Revenue We continue to experience favorable trends in our other product sales revenue categories. We shipped over 7,400 conversion kits in fiscal 2005 of which 5,900 were *CPU-NXT* upgrade kits. We expect that our game conversion revenues will increase to higher levels on a year-over-year basis as our installed base of gaming machines increases. Our parts sales business and used games business grew and we also benefited from an important original equipment manufacturing agreement with Multimedia Games, Inc.



New Units Sold
number of units

25,000
20,000
15,000
10,000
5,000
0
6,867
12,661
22,784
'03
'04
'05


TOTAL BET

We launched *50 new* for sale game themes in fiscal 2005 and expect to roll out even more game themes in fiscal 2006.





Our exciting *Hot Hot Penny*™ *video game* franchise debuted in August 2005.




BAR

Open orders for new product sales exceed *10,200 units,* even after 80% growth in fiscal 2005.



OUR GAMING OPERATIONS BUSINESS GENERATED RECORD REVENUES WITH THE EXPANSION OF OUR WIDE-AREA PROGRESSIVE SYSTEMS AND THE CONTINUED DEVELOPMENT OF GREAT GAME CONTENT FOR BOTH LINKED AND NON-LINKED PARTICIPATION GAMING MACHINES.

Gaming Operations Focus

One of WMS' most notable achievements in fiscal 2005 was a 54% increase in the fiscal year end installed base of participation machines coupled with a 19% increase in the average revenue per day that we earn on such machines. By June 30, 2005, our installed base grew by almost 2,300 units to 6,539 total units placed in the field earning recurring revenue on a daily basis. New game themes for our popular *MONOPOLY* and *HOLLYWOOD SQUARES* series, the phenomenal market reception to our initial *MEN IN BLACK*™ games, the launch of our dual screen video gaming device series and our initial foray in the wide-area and local-area progressive product segment drove a 30% year-over-year increase in gaming operations revenues to $110 million.

By the end of fiscal 2005 over 14% of our participation games were wide-area progressive games and we expect continued growth in this business as we roll out new linked games. Wide-area progressive games typically generate daily revenue at twice the average revenue for non-linked participation games so as the percentage of our linked to non-linked games grows, we expect positive momentum in our average daily revenues, which will support our earnings growth.

Open Orders Even as we realized substantial growth in our installed base over the past twelve months, our open orders for new participation games and game theme conversions remained at near record high levels. At June 30, 2005 our open orders for new participation games was over 2,000 units of which over 1,500 were for incremental placements.

Investing in High-Earning Games Our investment in developing new participation games is the foundation for our current success and strong prospects. These investments will continue as we further expand our footprint of participation games and offer new series of participation games.


Participation Installed Base at Year End
number of units
8,000
6,000
4,000
2,000
0
5,086
4,240
6,539
'03
'04
'05


BRONCO BILLY PROGRESSIVE
CLINT EASTWOOD



32 lucky winners won wide-area progressive jackpots totaling $6.4 million since inception.


SOUND BY
BOSE


JACKPOT PARTY
PROGRESSIVE
$5,000.89
$209.68
$25.27

Wide-area progressive jackpots, MONOPOLY *Money* and Clint Eastwood's *A FISTFUL OF DOLLARS*, leverage highly recognized brands.







WE HAVE CONTINUED TO EXPAND INTO INTERNATIONAL MARKETS, WHICH OFFER WMS HIGH GROWTH POTENTIAL AND ADDITIONAL DISTRIBUTION CHANNELS FOR OUR GAMING PRODUCTS.

International Focus

Our success in garnering new international market share is an excellent complement to our domestic growth. Our goal is to generate approximately one-third of all new unit sales from international markets. To accomplish this goal, we have established game development studios in Sydney and London to ensure our content is "localized." This approach proved to be prudent as in fiscal 2005, as 32% of all new unit shipments, or 7,182 total units, were to markets outside of North America.

Perhaps no international territory demonstrates our tremendous growth opportunities as clearly as the success we have achieved to date in the Russian market. A little more than three years ago we introduced our first products to this fast growing market, and then, in fiscal 2004 we introduced our first *Bluebird* products which drove high levels of customer demand.

All of our placements in the Russian market are through the country's largest distributor of slot machines. Leveraging our success, we entered into an expanded distribution agreement with this distributor through which, beginning in fiscal 2006, we will place more new gaming units annually in the market over the six-year term of the agreement. This extended agreement secures a level of gross profit dollars at higher levels than previously achieved.

Beyond Russia, several other international markets exist where we are poised to capture new market share, including the rapidly expanding Macau market and expansion in the United Kingdom. The Macau market became a new legalized market in fiscal 2005, and while table games currently dominate the casino floors, we expect that over time with the development of new casinos, the market will transition to offer more gaming machines. We also view this market as a first step in what we believe will be an expanding Asian market. In the United Kingdom, recently enacted legislation allows for an expansion of the existing market coupled with the establishment of one new large casino. Our approach to providing localized game content will help ensure our success in these new markets.


International Units Sold
number of units
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
4,333
5,159
7,182
'03
'04
'05


CLINT EASTWOOD
BRONCO BILLY
PAID
SPIN REELS
MAX BET SPIN
REPEAT BET
9 LINES

We *localize* our game content in our UK and Australian game development studios.



International operations experienced a *58% increase* in revenues in fiscal 2005.




WMS GAMING



Our *world-class* product development teams are passionate about creating entertaining new game content that exceeds our customers' expectations.


WHAT PLAYERS WANT™
WMS GAMING

We're on top of our game...



Financial Table of Contents

WMS Industries Inc. 2005 Annual Report

This report contains forward-looking statements concerning our future business performance, strategy, outlook, plans, liquidity, pending regulatory matters and outcomes of contingencies including legal proceedings, among others. Forward-looking statements may be typically identified by such words as "may," "will," "should," "expect," "anticipate," "seek," "believe," "estimate," and "intend," among others. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, any or all of our forward-looking statements may prove to be incorrect. Consequently, no forward-looking statements may be guaranteed. Factors that could cause our actual results to differ from expectations include the risks set forth under "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations," among other items in our Form 10-K.

Fiscal Year Ended June 30,	2005	2004	2003	2002	2001
(In millions, except per share amounts)					
STATEMENT OF OPERATIONS DATA:					
Revenues	$388.4	$230.2	$178.7	$174.7	$263.8
Operating income (loss)	30.7	(1.8)	(17.6)	12.6	44.2
Income (loss) from continuing operations before income taxes	30.3	(3.0)	(18.9)	15.5	50.0
Provision (benefit) for income taxes	9.1	(2.1)	(10.6)	5.6	18.1
Income (loss) from continuing operations	21.2[1]	(0.9)	(8.3)[2]	9.9[4]	31.9[5]
Discontinued operations, net of applicable income taxes	—	—	—	—	4.4
Net income (loss)	$ 21.2	$ (0.9)	$ (8.3)	$ 9.9	$ 36.3
Basic earnings per share of common stock:					
Income (loss) from continuing operations	$ 0.69[1]	$ (0.03)	$ (0.27)[2]	$ 0.31[4]	$ 1.01[5]
Net income (loss)	$ 0.69	$ (0.03)	$ (0.27)	$ 0.31	$ 1.15
Basic shares of common stock outstanding	30.7	29.7	30.4	32.1	31.6
Diluted earnings per share of common stock:					
Income (loss) from continuing operations	$ 0.62[1]	$ (0.03)	$ (0.27)[2]	$ 0.30[4]	$ 1.00[5]
Net income (loss)	$ 0.62	$ (0.03)	$ (0.27)	$ 0.30	$ 1.13
Diluted shares of common stock and common stock equivalents outstanding	37.7	29.7	30.4	32.5	32.0

As of June 30,	2005	2004	2003	2002	2001
(In millions)					
BALANCE SHEET DATA:					
Cash and cash equivalents	$ 35.2	$ 59.9[3]	$ 99.6[3]	$ 31.4	$ 15.0
Short-term investments	6.1	55.8	58.4	72.9	71.5
Working capital	241.8	237.5	220.9	171.0	173.1
Total assets	478.4	395.0	351.0	281.2	278.5
Long-term debt	115.0	115.0[3]	100.0[3]	—	—
Stockholders' equity	285.2	239.5	221.2	259.5	256.4

(1) Income from continuing operations in fiscal 2005 includes: (i) an after-tax charge of $0.7 million for employee separation costs; (ii) an after-tax gain of $0.4 million in other income from the license of certain intellectual property of a discontinued business; (iii) $1.5 million of pre- and post-tax income related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved; and (iv) a non-cash after-tax charge of $2.9 million relating to net inventory charges to reduce legacy inventory to net realizable value.

(2) Loss from continuing operations for fiscal 2003 includes: (i) an after-tax charge of $1.7 million to write-off a technology license agreement obligation that we no longer intend to implement as an alternative operating system; (ii) an after-tax charge of $1.0 million related to an estimated impairment of the *SURVIVOR*™ intellectual property license and related inventory; (iii) an after-tax charge of $2.2 million related to the purchase of rights to restricted stock at a discount from market value; (iv) an after-tax charge of $2.1 million to write-off inventory and distribution rights for *RAPID ROULETTE*™; (v) an after-tax benefit of $4.1 million for tax adjustments resulting from finalizing prior year tax returns; and (vi) a $4.0 million pre-tax and after-tax charge related to tax settlement agreements with Midway.

(3) Reflects the receipt of the net proceeds from our June 2003 issuance and sale of $100 million of 2.75% convertible subordinated notes due July 15, 2010. On July 3, 2003, we issued an additional $15 million of these notes upon exercise of the overallotment option in the note purchase agreement.

(4) Income from continuing operations for fiscal 2002 includes an after-tax charge of $0.8 million for employee separation costs.

(5) Income from continuing operations for fiscal 2001 includes an after-tax charge of $13.0 million related to an executive buyout agreement, and an after-tax charge of $2.3 million for the costs of relocating our manufacturing and executive offices to Waukegan, Illinois during the year.

As used in this report, the terms "we," "us," "our," and "WMS" mean WMS Industries Inc., a Delaware corporation, and its subsidiaries. "Gaming operations," as used throughout this report, includes the gaming machines that we lease based upon any of the following payment methods: (1) a percentage of the net win of the gaming machines, (2) fixed daily fees, or (3) in the case of wide-area progressive gaming machines, a percentage of the amount wagered, called coin-in.

OVERVIEW

Our historical product sales strength has been in the multi-line, multi-coin video product line, which, together with our VLT product, accounted for substantially all of our new product sales for the past three fiscal years. An element of our strategy is to become a full service gaming machine provider to casinos by developing and obtaining regulatory approval for four additional product lines:

- mechanical reel gaming machines;
- video poker games;
- wide-area progressive (WAP) jackpot systems; and
- local-area progressive jackpot systems.

We believe these new product lines account for approximately 65% of the typical casino slot floor and represent a significant market share growth opportunity for us.

In January 2002, as a result of software anomalies that were present in our legacy operating system that ran our gaming machines, we began to execute a technology improvement plan to first stabilize and then modernize our operating system software. Customers were apprised of this technology improvement plan and our intention to introduce our new *Bluebird* gaming cabinet and new *CPU-NXT* computer circuit board and operating system that would provide features and functionality that our existing products lacked. As a result, from January 2002 through November 2003, our product sales revenues declined from levels experienced in fiscal 2000 and 2001.

As we received regulatory approvals throughout fiscal 2004 for our new *CPU-NXT* computer circuit board and operating system, new *Bluebird* cabinet and new games from each of the six North American gaming labs, our product sales revenues increased and this continued in fiscal 2005. In fiscal 2006, 2007 and 2008, with all of the approvals in hand for all of our product lines, we expect to grow our market share with our new product lines: mechanical reel, video poker, local-area progressive jackpot systems and wide-area progressive jackpot systems.

Technology Improvement Plan

In the first phase of this plan, we improved the stability of our operating system by introducing two upgrades, version 2.57 for hopper-based games and version 2.59 for printer-based games. Version 2.57 has been approved by all six of the North American gaming labs, and we were required to and completed an upgrade of our hopper game operating system to version 2.57 in four jurisdictions plus the casinos regulated by Gaming Laboratories International, Inc. (GLI). Other jurisdictions may require upgrades in the future. We are making version 2.57 available in other jurisdictions as an optional upgrade. GLI and Nevada approved version 2.59, our printer upgrade version, in calendar 2003. Nevada and GLI are currently the only jurisdictions that have required all printer games be upgraded to version 2.59. Other jurisdictions may require upgrades in the future, and we have made version 2.59 available in other approved jurisdictions as an optional upgrade. The GLI lab tests products for all of the Native American casinos and the Midwest riverboat casinos where in the aggregate we believe about 50% of our legacy gaming machines are deployed.

We have completed the second phase of our technology improvement plan, which consisted of the development, approval and introduction of our new *CPU-NXT* computer circuit board and operating system for video-based games. The commercial version of the *CPU-NXT* operating system was approved by GLI in September 2003 when we also received GLI approval for nine game themes on this new system. We subsequently received regulatory approvals for *CPU-NXT* from the other five North American gaming labs.

In the third phase of the technology improvement plan, we are evaluating specifications and requirements for an even more advanced gaming system. We continue to refine the design and specifications to incorporate additional features we desire for this platform and continue to allocate more resources to this longer-term effort. In June 2005, we entered into a wide-ranging technology transfer agreement with Cyberscan Technology Inc. (d/b/a Cyberview Technology) to acquire new technology capabilities. Cyberview designs and develops server-based game download and gaming systems and related player stations and equipment. The Cyberview technologies licensed by WMS include centrally-controlled game download and remote configuration subsystems, as well as a centrally-controlled outcome determination module and advanced security and authentication capabilities.

Under the terms of the agreement, WMS acquired the non-exclusive right to use and further develop the latest versions of Cyberview's server-based and downloadable gaming systems and related technologies. The non-exclusive agreement also gives WMS the right to create derivative versions of these systems and to use, sell, lease, export or distribute the Cyberview technologies in all gaming markets, subject to certain restrictions including time and product restrictions on entry into certain markets.

In addition, Cyberview has granted WMS a non-exclusive, perpetual, irrevocable, worldwide license to its technology patent portfolio related to server-based gaming. Cyberview will provide WMS' system technology team with initial technical and functional support to enable WMS to operate, maintain and further develop these technologies.

Cyberview will be paid total cash consideration of $15 million over two years, including $5.0 million paid during fiscal 2005, for the agreement and WMS has been granted certain rights of first refusal relating to the 45% of the common shares of Cyberscan Technology held by Cyberview's principal stockholders.

We have also entered into a five-year agreement to license certain of our game content to Cyberview for use in lottery markets and certain other non-casino markets outside of North America in exchange for ongoing royalties.

Bluebird and _CPU-NXT_ Commercialization

For our video product line, our focus in the near term is to refresh the remainder of our legacy installed base of video gaming machines in casinos through either replacement with new *Bluebird* video gaming machines or through *CPU-NXT* upgrade kits and to recapture video market share that we lost during the period we developed the first two phases of our technology improvement plan. We received the first approval from GLI for the marketable version of the *Bluebird* video cabinet at the end of November 2003. We have now received approvals for the *Bluebird* video cabinet from the other five North American gaming labs. Each jurisdictional approval of the *CPU-NXT* operating system has allowed us to submit new game themes designed for use with that system to the regulators for approval, which also enables us to sell and ship additional *Bluebird* units and *CPU-NXT* upgrade kits. We now have the approvals from all six North American gaming labs for hardware peripheral options, such as alternative coin handling, printing and bill accepting equipment.

Customer acceptance of *Bluebird* gaming machines and our new game themes continues to be very favorable. Since we started selling *Bluebird* gaming machines in December 2003, we have executed corporate agreements or issued sales orders for over 50,600 *Bluebird* gaming machines and *CPU-NXT* upgrade kits. These corporate agreements are with multi-jurisdictional casino operators and the sales orders are with a number of tribal and individual casino properties. Through September 1, 2005, over 38,600 of these orders had been shipped, the remaining 12,000 of these open orders consist of approximately 10,200 new *Bluebird* gaming machines and approximately 1,800 *CPU-NXT* upgrade units, which we expect to ship over the next four quarters. We expect order levels to continue at a strong pace as the *Bluebird* gaming machines and new game themes are generating strong average daily revenues for casinos, and we have all necessary regulatory approvals. We have over 30 video for sale game themes approved in most gaming jurisdictions. We also expect strength in game conversion revenues over the next several quarters, as operators decide to refresh their *Bluebird* gaming machines with new video game themes and as we continue to deliver our *CPU-NXT* upgrade kits and printer upgrades.

Product Line Expansion Plan

In May 2004, we received Nevada Gaming Control Board and Nevada Gaming Commission approvals for our WAP system. We launched the product in Nevada in late May 2004, one month earlier than our original expectation. We received GLI approval for our new WAP system also in May 2004 and launched the product in Native American casinos in June 2004. We received Colorado Gaming Commission approval of the WAP system in September 2004 and launched the product in Colorado casinos in September 2004. We received Mississippi Gaming Commission approval for our WAP system in January 2005. In late March 2005, we received regulatory approval for a 90-day limited rollout of our WAP system from the New Jersey gaming regulators and received unlimited regulatory approval in July 2005. We began a field trial of the WAP product in Arizona casinos in July 2005 and expect to receive final approval in September 2005. The first WAP jackpot we launched was *MONOPOLY Money*. In January 2005, we launched our second WAP jackpot titled *A FISTFUL OF DOLLARS* featuring Clint Eastwood. We expect to obtain approval and launch 11 wide-area and six local-area jackpot games in fiscal 2006. Through September 1, 2005, 32 jackpot winners have won an aggregate of over $6.4 million in progressive jackpots.

In September 2004, we launched our new mechanical reel product line and operating system with six initial game themes under the *Can't Lose®* brand name. We have received approvals from all six North American gaming labs for the mechanical reel-spinning product and in most jurisdictions, we now have over twenty-six game themes approved. We have received approvals for another three series of mechanical reel games under the *Scroll Top®*, *Ring* and *Color Dotmation™* series brand names.

For our new poker product line, our first poker game, *3 WAY ACTION*, was approved by GLI in June 2004, and we shipped our first game to customers in GLI territories in July 2004. We received approvals from the other key gaming labs in the September 2004 quarter. We received first regulatory approval of our second poker game, *Reel 'Em In* in September 2004.

Brand Licenses

We continue investing in future content and positioning WMS to drive industry innovation through the licensing of important brand name intellectual property rights.

During the September 2003 quarter, we extended our agreement with Hasbro, Inc. for the use of their *MONOPOLY* brand through calendar year 2011. As a result of the extension, we intend to devote more development efforts to the *MONOPOLY* brand in the coming years. We launched nine new MONOPOLY themed participation games in fiscal 2005 and five new *MONOPOLY* themed participation games in fiscal 2004, including our first proprietary WAP system featuring the *MONOPOLY Money* progressive jackpot. We currently have seven *MONOPOLY* WAP themes, including *MONOPOLY 5X Railroad*™, *MONOPOLY Fiery Sevens*™, *MONOPOLY Own It All, MONOPOLY All in the Cards, MONOPOLY 7's, MONOPOLY Wild Chance*®, and *MONOPOLY Corner the Market*® in five jurisdictions, specifically Nevada, Native American, Colorado, Mississippi and New Jersey. In fiscal 2005, we added other *MONOPOLY* non-linked games to our participation game portfolio, specifically *Reel Riches*™ and *Cash Flow*™. We introduced our second wide-area progressive jackpot series in January 2005, as *A FISTFUL OF DOLLARS* featuring Clint Eastwood with two new games *Wanted* and *Wild Shot*.

We license the *HOLLYWOOD SQUARES* brand name from King World Productions. In the March 2004 quarter, we launched the fifth game in the *HOLLYWOOD SQUARES* themed series of non-linked participation games called *Tour of Stars*®, and in July 2004, we launched the sixth game in the series, *Prize Spin*®. Our seventh game in the series and our first *HOLLYWOOD SQUARES* themed participation game to be in our *Bluebird* cabinet, *Premier Night*®, received initial approval in the June 2005 quarter.

We introduced the first of our *MEN IN BLACK* series of non-linked participation games in our new *Bluebird* cabinet in June 2004. The second game in this series, *Riches of the Universe*®, was launched in the March 2005 quarter. We have recently submitted *MEN IN BLACK Galactic Payback*™ for approval in several jurisdictions and have already received approvals in Nevada, GLI and Michigan.

We introduced MATCH GAME™ to launch our dual screen series in our new *Bluebird* cabinet in July 2004. We received approvals for *PASSWORD*™, our second game in the series, in the December 2004 quarter and approval for the third game *SUPERMARKET SWEEP*™ in March 2005. In fiscal 2005, we also received approvals for additional games in our dual screen series, including *Kahuna Kash*®, *Reel 'Em In, Big Bass Bucks*®, *Road to Riches*™ and *YOU BET YOUR LIFE*™.

In October 2003, we entered into an exclusive agreement to develop, market and distribute games using the lottery brand *POWERBALL* that we are developing as a wide-area progressive game and expect first approval in the March 2006 quarter.

In April 2005, we licensed the *WORLD SERIES OF POKER* brand from Harrah's Licensing Company. We expect to receive first approval in September 2005 for our first video poker games based on this high profile brand and the timing of the launch of this product will be determined by Harrah's.

Class II Gaming

Effective April 1, 2004, we executed an agreement with Multimedia to expand and extend our relationship to address opportunities in Class II, Class II style bingo and pull-tab style games, Charitable Gaming and, in California, Tribal Instant Lottery Gaming venues. Through this agreement, Multimedia licenses WMS game themes, and we serve as Multimedia's primary original equipment manufacturer of gaming cabinets. In August 2005, we extended the agreement through March 31, 2007.

The relationship addresses the Native American Class II, emerging Charitable Gaming markets, Class II style bingo and pull-tab style games and certain compacted markets (including Washington State and Oklahoma) throughout North America, as well as California Tribal Instant Lottery Game (C-TILG) opportunities. Additionally, the companies could jointly pursue central determinant-based video lottery markets outside of North America, although no markets to date have been jointly pursued. This expanded relationship combines Multimedia's leadership in central determination gaming technology with our game content strengths and gaming cabinet manufacturing expertise to fully leverage Multimedia's industry-leading market share in Class II gaming markets.

Pursuant to the terms of the agreement, we licensed to Multimedia our extensive game content library, including branded participation games, for exclusive placement (subject to our existing commitments) in Multimedia's central determination system-based venues offering Class II, Washington State Class III, Charity, and C-TILG products. Multimedia agreed to purchase a specified minimum number of game licenses annually during the initial two-year term of the agreement. Additionally, Multimedia agreed to purchase minimum quantities of new gaming cabinets for placement in the above-noted markets in the form of either legacy cabinets or our *Bluebird* gaming cabinet, including slim-line versions of both cabinet styles.

Recent Developments

In late August 2005, a devastating hurricane hit the Gulf coast of Mississippi and Louisiana, causing substantial damage to the Gulfport and Biloxi, Mississippi area, as well as New Orleans, Louisiana. This is a very dynamic situation and our concerns were first to determine the safety of our employees and their families, second to secure our Gulfport facility and third to execute our recovery plan for the recommencement of full operations. All of our employees are safe and we have established a fund to assist our employees impacted by the hurricane, and we made an initial $100,000 contribution to this fund. We are also accepting employee contributions to this fund.

Our Gulfport regional sales and distribution facility services both the states of Mississippi and Louisiana. Initial indications are that the building is structurally sound, although the building did sustain some damage which we need to further assess. We have secured the facility to the best of our ability given the circumstances. This facility monitors our Mississippi WAP operation and needs both power and telephone service to be restored in order to operate. We are working with local authorities to determine the timeframe when such services may be restored, but restoration of these services could take several months. We are also exploring alternatives for operating the Mississippi WAP.

We carry property insurance and business interruption insurance and are actively working with our insurance carriers on assessing our losses. The business interruption insurance covers a period of up to 365 days after we re-open our Gulfport facility. The insurance company claim assessors need to inspect our premises and the area in general as the next step in the insurance claim process, and the entire claim process is expected to take an extended period of time.

Initial indications are that the casinos in the Biloxi and Gulfport areas will need to be rebuilt and will not open for a protracted period of time. Some casinos may decide not to rebuild. Casinos in New Orleans may need major reconstruction and, given the devastation to the area, may be closed for months. Casinos outside of these areas may also need some restoration and some have not had electricity service restored, but others have reopened for business for the most part, although their business may be at lower than historical levels.

In fiscal 2005, we sold just over 1,000 new gaming machines to casinos in the Biloxi and Gulfport areas and in New Orleans and 2.4% of our installed base of participation games or 163 units were in these casinos when the hurricane struck. An additional 63 WAP gaming machines in casinos throughout Mississippi are currently impacted by the WAP monitoring room being inoperable. Total revenues from casinos in the Biloxi and Gulfport areas and casinos in New Orleans amounted to approximately $15.0 million or 4.0% of our total revenues in fiscal 2005.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

The application of revenue recognition policies is critical due to the nature of product sales contracts we execute. We record revenue on product sales, net of rebates, discounts and allowances, when persuasive evidence of an agreement exists, the sales price is fixed or determinable, the product is delivered and collectibility is reasonably assured. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

Gaming operations revenues under operating type lease agreements are estimated and recognized as earned when collectibility is reasonably assured. Non-linked participation lease agreements are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee. WAP revenues are recognized based upon a percentage of amounts wagered, called coin-in, on each gaming machine and are recognized as earned when collectibility is reasonably assured.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we are paid royalties based upon our licensees' purchase or placement of gaming machines with our licensed themes, artwork and other intellectual property. Royalties are recorded as earned when the licensee purchases or places the game and collectibility is reasonably assured.

The application of this policy affects the level of our product sales and gaming operations revenue, cost of product sold, cost of gaming operations, accounts receivable, deferred revenue and accrued expenses. In fiscal 2005, 2004 and 2003, we had no material changes in the critical accounting estimates arising from the application of this policy.

Income Tax Accounting

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

At June 30, 2005, we had $2.4 million of research and development tax credit carryforwards expiring from 2022 through 2025, $2.5 million of foreign tax credit carryforwards expiring from 2011 through 2015, $42.8 million of state net operating loss carryforwards expiring from 2008 through 2024, $20.8 million of federal net operating loss carryforwards expiring in 2024 and $2.2 million of foreign net operating losses with unlimited carryforward.

At June 30, 2005, we believe it is more likely than not that we will realize substantially all of the benefit of the $22.7 million of net deferred tax assets on our balance sheet, including the net operating loss carryforwards and research and development tax credit carryforwards. Accordingly, we only provided a minimal valuation allowance against these deferred tax assets. In determining the level of required valuation allowance, we considered the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

In December 2004, the issuance of Statement of Financial Accounting Standards Staff Position 109-1 provided that accounting for the tax deduction on qualified production expense arising from the enactment of the American Jobs Creation Act should be treated as a special income tax deduction, rather than a reduction of the overall statutory Federal tax rate. We have maintained our deferred tax assets at the historical Federal and State statutory rates.

The application of this policy affects the level of our tax expense, current income tax receivables and liabilities, and current and non-current deferred tax assets and liabilities. In fiscal 2005, 2004 and 2003, we had no material changes in the critical accounting estimates arising from the application of this policy.

Allowances for Slow-Moving and Obsolete Inventories

We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for legacy parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

In fiscal 2004, we introduced our new *Bluebird* cabinet and *CPU-NXT* gaming platform, and this has accelerated the obsolescence of existing legacy product lines. Some customers traded in their legacy gaming machines when they purchased a new *Bluebird* gaming machine. We either sell these trade-ins as-is or renovate the legacy gaming machines before resale. We also have legacy parts inventory which we use for renovating the trade-in games, producing new legacy gaming machines under OEM arrangements with Multimedia Games (MGAM), or selling such parts to casinos and others for our spare parts business. An active market exists mostly outside of North America for used gaming machines. In January 2005, we relocated the refurbishment of used gaming machines to our Las Vegas facility to better focus on this business. In fiscal 2005, we sold 2,442 used gaming machines. We continue to support our customers' installed base of legacy gaming machines and continue to review our legacy inventories for impairment.

At June 30, 2005, our inventories included $23.2 million of legacy product including $11.8 million of legacy raw materials and $11.4 million of new and used legacy finished goods. This compares to a total of $33.2 million at June 30, 2004. Demand for *Bluebird* product continues to exceed our expectations. While this higher demand is a positive development for our long-term growth, it has accelerated the transition from our legacy product line. In response to this, we took steps to address the most challenging components of the legacy inventory including selling older model used gaming machines and used gaming machines configured with undesirable laminate colors, as well as selling back to suppliers excess quantities of certain legacy raw materials. In fiscal 2005, we recorded non-cash, pre-tax net inventory charges of $4.6 million to reduce legacy inventory to net realizable value.

The application of this policy affects the level of our inventory and cost of product sales. In fiscal 2004 and 2003, we had no material changes in the critical accounting estimates arising from the application of this policy.

Participation Gaming Machine Depreciation

Historically, we depreciated our legacy participation gaming machines over a two-year useful life to a small salvage value and top boxes over a two-year useful life. We introduced our new *Bluebird* cabinet participation games in June 2004. We are depreciating the *Bluebird* participation gaming machines over three years with a small salvage value, and the top boxes over one year to better match the reality of actual useful lives. A material adverse impact could occur if the actual useful life of the participation gaming machines or top boxes is less than what was used in estimating depreciation expense, or if actual salvage value is less than the anticipated salvage value.

The application of this policy affects the level of our gaming operations machines, accumulated depreciation on gaming operations machines and depreciation expense. In fiscal 2005, 2004 and 2003, we had no material changes in the critical accounting estimates arising from the application of this policy, and the change in depreciable life for the *Bluebird* product did not have a material impact on our financial statements in fiscal 2005.

Intellectual Property Valuation

We license intellectual property from third parties that we use in some of our games and gaming machines. In addition, we have licensed technologies from third parties. As part of our contracts with the licensors, we typically provide a guaranteed minimum and prepayment of royalties and license fees, usually at the time the contract is signed, even though the product may not be introduced until months or years later. We capitalize the prepaid royalty and license fees as other assets. At June 30, 2005, minimum guaranteed royalty payments totaled $115.4 million, including $26.1 million of minimum commitments for licensed technology, of which $59.1 million has been paid and the balance is payable over various periods up to five years. In addition, the contracts provide for an additional $0.6 million of contingent royalty payments based upon future events occurring. Total prepaid royalties at June 30, 2005 were $49.8 million of which $6.9 million is recorded as other current assets and $42.9 million is recorded as other assets.

When products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid-up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances are included in cost of product sales if related to a product sale or cost of gaming operations if related to placement or lease of gaming operations machines. To the extent that we determine that the products developed would not fully recover the guaranteed minimum amounts, we would record an immediate charge against earnings at the time of such determination.

In fiscal 2003, we expensed $0.4 million pre-tax or $0.2 million after-tax related to an estimated impairment of the *SURVIVOR* intellectual property license, and we recorded a pre-tax write down of approximately $1.1 million or $0.7 million after-tax, to reduce the carrying value of *SURVIVOR* inventory to net realizable value. In addition, in fiscal 2003, we announced that we would allow our agreement with Stargames Corporation Pty Ltd. for exclusive North American distributorship rights to their *RAPID ROULETTE* table gaming product to expire. We encountered several significant obstacles in bringing this product to market, including regulatory, technical, and customer acceptance issues. As a result of the expiration of the agreement, we recorded a non-cash pre-tax charge of $3.4 million, or $2.1 million after-tax in fiscal 2003 to write down *RAPID ROULETTE* inventory to net realizable value and write-off distribution rights assets.

The application of this policy affects the level of our current assets, non-current assets, cost of product sales and cost of gaming operations. In fiscal 2005 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy.

Licensed Technology Valuation

As part of our technology improvement plan, as discussed above, we have pursued alternative strategies for each phase of our plan, including licensing technologies from third parties. At June 30, 2005, our minimum guaranteed payments related to technology alternatives totaled $26.1 million, of which $16.1 million had been paid as advances and recorded as other assets in our balance sheet and $1.1 million has been recognized as expense. If we determine that we will not realize the value of the guaranteed commitment for a particular licensed technology alternative, we will record an immediate charge against earnings at the time of our determination, of up to $25.0 million if all of the alternatives were to have no further value to us.

As a result of our successful implementation of upgrades to our legacy platform in 2003, we determined that we no longer intended to use an alternative operating system, which was originally licensed, among other uses, to serve as a backup during the short-term phase of the plan. Accordingly, in fiscal 2003, we recorded a pre-tax charge of $2.8 million, or $1.7 million after-tax to write-off this license agreement obligation.

The application of this policy affects the level of our non-current assets, cost of product sales, cost of gaming operations, research and development expense and selling and general expense. In fiscal 2005 and 2004, we had no material changes in the critical accounting estimates arising from the application of this policy.

Accrued Liabilities

We accrue expenses related to employee benefits, software anomalies, litigation and other contingencies based upon our best estimates of the costs that are probable of occurrence and reasonably estimable. These estimates are updated monthly based on current information. However, changes in estimates or actual expenses may exceed accrued amounts.

The application of this policy affects the level of our current liabilities, research and development expense and selling and general expense. In fiscal 2005, 2004 and 2003, we had no material changes in the critical accounting estimates arising from the application of this policy.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (FASB) revised FASB Statement No. 123R, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The provisions of this Statement are effective as of the beginning of the annual reporting period that begins after June 15, 2005. We expect to adopt this Statement using the modified-prospective transition method. We currently estimate the quarterly impact of adopting this Statement will be a $0.06 decrease in net income per diluted share.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Non-Monetary Assets," an amendment of APB Opinion No. 29, "Accounting for Non-Monetary Transactions." The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement is not expected to have a significant effect on the Company's consolidated results of operations, cash flows, or financial position.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4, 'Inventory Pricing.' " This Statement clarifies the accounting for some circumstances in which items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this Statement is not expected to have a significant effect on the Company's consolidated results of operations, cash flows, or financial position.

In December 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, 'Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (the "Act")." The Act provides a tax deduction on qualified production activities. FASB Staff Position 109-1 provides that the deduction should be accounted for as a special deduction in accordance with FASB Statement No. 109. We adopted FASB Staff Position 109-1 in the quarter ended December 31, 2004 and the impact was not significant to the Company's consolidated results of operations, cash flows, or financial position.

In December 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FASB Staff Position 109-2 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. This position is effective upon issuance and the impact was not significant to the Company's consolidated results of operations, cash flows, or financial position.

OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL OBLIGATIONS

We are not dependent on off-balance sheet financing arrangements to fund our operations. We utilize financing arrangements for operating leases of equipment and facilities, none of which are in excess of our current needs. We also have minimum guaranteed royalty payments for intellectual property used in our gaming machines that are not recorded on our balance sheet. Typically, we are obligated to make minimum guaranteed royalty payments over the term of our license and to advance payment against those guarantees.

Our obligations under these arrangements and under our convertible subordinated notes, at June 30, 2005, were as follows:

	Payments Due by Period (*In millions*)				
Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Operating leases	$ 29.0	$ 2.7	$ 6.1	$ 5.4	$ 14.8
Royalty payments, excluding contingent payments	56.3	16.3	24.7	10.2	5.1
Non-cancelable raw materials purchase orders	0.9	0.9	—	—	—
Convertible subordinated notes	115.0	—	—	—	115.0
Other, including guaranteed minimums in employment agreements	8.9	8.3	0.6	—	—
Total	$210.1	$28.2	$31.4	$15.6	$134.9

The total potential royalty commitments, including payments already made and those contingent upon future events, increased slightly from $56.5 million at June 30, 2004 to $56.9 million at June 30, 2005 due to new and amended brand licensing agreements. Potential royalty commitments could continue to increase in the future as we enter into new brand licensing agreements.

We do not have any special purpose entities for investment or the conduct of our operations. We have not entered into any derivative financial instruments, although we have granted stock options, restricted stock, equity based performance units and deferred stock units to our employees, officers, directors and consultants and warrants to a licensor, and we have issued convertible subordinated notes.

LIQUIDITY AND CAPITAL RESOURCES

Our use of capital is largely for working capital to support our revenue base. Therefore, in any given reporting period, the amount of cash consumed or generated by operations will primarily relate to the rate of sales increase or decrease, causing a corresponding change in working capital. In periods when sales are increasing, the expanded working capital needs will be funded from available cash, cash equivalents and short-term investments and cash from operations, and, if necessary, proceeds from additional borrowings or additional equity offerings. Also, we will from time to time issue or retire borrowings or repurchase equity in an effort to maintain a cost-effective capital structure consistent with our anticipated capital requirements. Capital commitments are made for property, plant and equipment and gaming operations equipment; other commitments made relate primarily to licensing or technology agreements to obtain access to third-party brands or technologies that we have not developed internally.

Liquidity

As of June 30,	2005	2004	Increase (Decrease)
(In millions)			
Total cash, cash equivalents and short-term investments	$ 44.8	$116.2	$(71.4)
Total current assets	311.1	278.0	33.1
Total assets	478.4	395.0	83.4
Total current liabilities	69.3	40.5	28.8
Long-term debt	115.0	115.0	—
Stockholders' equity	285.2	239.5	45.7
Net working capital	241.8	237.5	4.3

Our sources of liquidity for the year ended June 30, 2005 were:

- Existing cash, cash equivalents and short-term investments,
- Our net income of $21.2 million plus $40.4 million of depreciation and amortization, $5.4 million of deferred income taxes and other non-cash expenses of $4.9 million, including a receivables provision, and
- Proceeds from stock option exercises of $15.4 million, and $5.6 million of related tax benefits.

We believe that cash and cash equivalents and short-term investments of $44.8 million at June 30, 2005, inclusive of $3.5 million of restricted cash, will be adequate to fund our anticipated level of expenses, capital expenditures, cash to be invested in gaming operations machines, and the levels of inventories and receivables required in the operation of our business. For the next twelve months, we expect positive cash flow from operations and we do not expect to borrow any money under our revolving credit line. In fiscal 2006, 2007 and 2008, we expect cash flow from operations to increase significantly as we seek to increase our market share in our new product lines: mechanical reel, poker and wide-area progressive systems. We do not believe we will need to raise additional capital in the short-term or long-term for our existing operations, however we will assess market opportunities as they arise.

We renegotiated our unused line of credit for $50.0 million under a revolving credit agreement for a new one-year term to May 9, 2006. We did not borrow any amounts on our line of credit during fiscal 2005, 2004 or 2003.

Our short-term investments primarily consist of Auction Market Preferred Stocks stated at cost, which approximates market value. These investments generally have no fixed maturity date but most have dividend-reset dates every 49 days or longer. These investments can be liquidated under an auction process on the dividend-reset dates subject to a sufficient number of bids being submitted. Our policy is to invest cash with issuers that have high credit ratings and to limit the amount of credit exposure to any one issuer. During fiscal 2005, we liquidated all but $6.1 million of our short-term investments.

During fiscal 2005, our net working capital increased primarily due to continued investment in accounts receivable and inventory, partially offset by increases in accounts payable. Accounts and notes receivable increased by $52.0 million due to higher new unit sales levels during fiscal 2005. Inventory at June 30, 2005, increased by $38.9 million due to higher levels of *Bluebird* raw materials and finished goods as we experienced an increasing volume of business and growth in the installed base of gaming operations machines. Royalty advances increased by $22.4 million due to new technology and brand license agreements we entered into or amended during fiscal 2005. Income tax receivables decreased by $0.3 million primarily due to receipt of prior year tax refunds. Current liabilities increased by $28.8 million due to higher accounts payable reflecting higher inventory levels, higher royalty accruals and higher compensation related accruals. We have not experienced significant bad debt expense in any of the periods presented. We expect to continue to invest in working capital through fiscal 2006 and 2007.

Due to our operating losses in fiscal 2004 and 2003, we have recorded $1.9 million and $2.2 million of current income tax receivables on our balance sheets as of June 30, 2005 and June 30, 2004, respectively. This tax receivable is based on our ability to receive refunds of tax payments made in fiscal 2005, 2004 and 2003, including payments made under the Federal alternative minimum tax system.

We also have $22.7 million of net deferred tax assets on our balance sheet as of June 30, 2005, an increase of $4.0 million from June 30, 2004. These assets represent taxable temporary differences expected to reverse in future years, and tax credits and remaining tax net operating losses generated in fiscal 2004 and 2003 that can be claimed on future income tax returns to reduce current tax due in those years. We believe it is more likely than not that we will realize the benefits of these deferred tax assets. We made this determination primarily based on our projection of future taxable income which we believe will be sufficient to allow us to realize these deferred tax assets. On this basis, we have provided a minimal valuation allowance related to realizability of such assets as of June 30, 2005. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

We have no material commitments for capital expenditures at June 30, 2005. We expect to spend $8.0 to $11.0 million in fiscal 2006 on expanding our manufacturing facility in Waukegan, Illinois. We utilize financing arrangements for operating leases at regional office facilities and for some equipment. We have royalty commitments for brand and technology licenses that are not recorded in our balance sheet. Our total potential royalty commitments, including payments of $0.6 million contingent upon future events, increased from $92.7 million at June 30, 2004 to $116.0 million at June 30, 2005, of which $59.1 million has been paid. Please refer to the table under "Off-Balance Sheet Arrangements and Contractual Obligations" above and Note 12 to our consolidated financial statements.

In June 2003, we issued $100 million of convertible subordinated notes bearing interest at 2.75% maturing on July 15, 2010. In July 2003, we issued an additional $15 million of convertible subordinated notes under identical terms to cover an overallotment option granted to the initial purchasers of the notes. The notes are convertible at any time into an aggregate of 5.8 million shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year aggregating $3.2 million annually, which commenced on January 15, 2004. Conversion of the 2.75% convertible subordinated notes into shares of common stock would reduce our annual interest expense. The conversion of the 2.75% convertible subordinated notes to common stock is dependent on individual holders' choices to convert, which is dependent on the spread of the market price of our stock above the conversion strike price of $19.78 per share. None of the holders have converted any of their convertible subordinated notes into our common stock.

Capital Resources

The following table summarizes our sources and uses of cash for the periods shown (in millions of dollars):

Year Ended June 30,	2005	2004	Increase (Decrease)
Cash provided (used) by:			
Operating activities	$ (3.6)	$(23.2)	$19.6
Investing activities	(36.1)	(38.4)	2.3
Financing activities	15.4	22.0	(6.6)
Effect of exchange rates on cash	(0.4)	(0.1)	(0.3)
Increase (decrease) in cash and cash equivalents	$(24.7)	$(39.7)	$15.0

Cash used by operating activities was $3.6 million for fiscal 2005, as compared to cash used of $23.2 million for fiscal 2004. The $19.6 million current year's decrease in cash used by operating activities relative to the comparable prior year was due to a $22.1 million increase in net income and a $23.4 million increase in non-cash expenses, partially offset by a $25.9 million increase in cash invested in operating assets and liabilities due to growth of our business. Depreciation expense totaled $40.4 million for fiscal 2005, as compared to $26.9 million for fiscal 2004. We anticipate cash to be provided by operations over the next twelve months, due to anticipated higher revenues from increased new unit sales, higher gaming operations revenues and higher depreciation and amortization expense, partially offset by higher research and development expenses related to the ongoing execution of our technology improvement plan, product approval costs, product line expansion costs and increased game offerings, as well as higher selling and administrative costs due to higher revenues. In addition, we expect in fiscal 2006 and fiscal 2007 that our cash invested in operating assets and liabilities will not continue to increase at the rate experienced in fiscal 2005.

Components of the $81.1 million increase and $55.2 million increase in net investment in operating assets and liabilities for fiscal 2005 and 2004, respectively, are as follows (in millions of dollars):

Year Ended June 30,	2005	2004	(Increase) Decrease
Changes in operating assets and liabilities:			
Decrease (increase) in operating assets:			
Restricted cash	$ (3.0)	$ 1.8	$ (4.8)
Accounts and notes receivable	(51.9)	(33.4)	(18.5)
Income tax receivable	0.3	5.5	(5.2)
Raw material and finished goods inventories	(36.6)	(35.4)	(1.2)
Other current assets	(15.0)	(5.3)	(9.7)
All other operating assets	0.7	1.0	(0.3)
Increase in operating liabilities:			
Current liabilities	24.4	10.6	13.8
Net decrease (increase) in operating assets and liabilities	$(81.1)	$(55.2)	$(25.9)

For fiscal 2005, the $51.9 million increase in accounts and notes receivable reflects an increasing trend in new unit sales, with slightly extended payment terms and higher gaming operations revenues, while inventories increased $36.6 million as we experienced an increased volume of business and growth in the installed base of gaming operations machines. The decrease in income tax receivable was primarily due to the collection of income tax refunds. The increase in other current assets is primarily due to a $2.2 million increase in the current portion of royalty advances for new technology and brand license agreements entered into or amended during fiscal 2005, a $3.0 million increase in general prepaid expenses and deposits and a $6.1 million increase in additional current deferred tax assets. The increase of current liabilities is due to higher accounts payable reflecting higher inventory levels, higher royalty accruals and higher compensation related accruals.

For fiscal 2004, the $33.4 million increase in accounts and notes receivable reflects an increasing trend in new unit sales, and slightly extended payment terms, while inventories increased $35.4 million as we prepared for an increased volume of business and growth in the installed base of gaming operations machines. The decrease in income tax receivable was primarily due to receipt of prior year tax refunds. The increase in other current assets is primarily due to a $2.2 million increase in the current portion of royalty advances for new technology and brand license agreements entered into or amended during fiscal 2004 and $3.1 million of additional current deferred tax assets. The increase of current liabilities is due to higher accounts payable reflecting higher inventory levels, partially offset by our payment to Midway of a $4.0 million tax advance.

Cash used by investing activities was $36.1 million and $38.4 million for fiscal 2005 and 2004, respectively. Cash used for the purchase of property, plant and equipment for fiscal 2005 was $8.1 million compared with $10.5 million for the comparable prior year. We have purchased additional space for our technology campus in fiscal 2006 that will be constructed beginning in fiscal 2007 and are expanding our Waukegan manufacturing facility in fiscal 2006. However, on an overall expenditure basis, we do not anticipate any significant changes in the general trend of our capital expenditures for property, plant and equipment in fiscal 2006, 2007 or 2008. Cash used for additions to gaming operation machines was $63.9 million and $17.4 million for fiscal 2005 and 2004, respectively. The current period investment in gaming operation machines was higher as we refreshed our installed legacy base with participation games in our new *Bluebird* cabinet using our *CPU-NXT* platform and as we expanded the installed base with new *Bluebird* gaming machines, which in aggregate totaled 5,187 units in fiscal 2005. We expect this investment will continue but at declining levels in fiscal 2006, 2007 and 2008 as we rollout new participation games and new participation series installed in our *Bluebird* cabinet. Net cash of $49.6 million was provided by the net reduction of short-term investments for fiscal 2005, compared to $2.6 million provided by the reduction of such investments in the comparable prior year. We expect that with improved cash flow from operations during fiscal 2006, 2007 and 2008, we would see net cash used in purchasing short-term investment securities. Cash used for investments and advances in other assets for fiscal 2005 was $13.7 million compared with $13.1 million for the comparable prior year. Both years reflect amounts paid for royalty advances for technology and brand license agreements and increases in patent and trademarks costs paid to third parties.

Cash provided by financing activities was $15.4 million for fiscal 2005 compared with cash provided of $22.0 million for the prior year. We received $15.4 million and $12.9 million from the exercise of stock options in fiscal 2005 and 2004, respectively. The amount we receive from the exercise of stock options is dependent on individuals' choices to exercise options, which are dependent on the spread of the market price of our stock above the exercise price of vested options. We also received net cash of $14.1 million in July 2004 from the exercise of the overallotment option relating to our convertible subordinated notes.

In fiscal 2004, we repurchased 0.3 million shares of our common stock for an aggregate price of $5.0 million, all of which was purchased in the quarter ended September 30, 2003. Since the inception of our common stock repurchase programs in January 2002 through June 30, 2005, we purchased 3.2 million or 9.9% of our previously outstanding shares for an aggregate price of $42.5 million, or $13.31 per share. A $25 million share buyback program approved by our Board of Directors in April 2003 and expanded in June 2003, expired in April 2004. Effective August 9, 2004, our Board of Directors approved a new $20.0 million buyback program for a one-year term which expired unused on August 8, 2005. See Note 10 to our consolidated financial statements included in this report.

RESULTS OF OPERATIONS

Year Ended June 30, 2005 Compared with Year Ended June 30, 2004

Revenues, Gross Margins and Key Performance Indicators (in millions of dollars, except unit and gross margin data):

Year Ended June 30,	2005	2004	Increase (Decrease)	% Change
Product Sales:				
New unit sales revenue	$ 233.5	$111.5	$122.0	109.4%
Parts, used games, conversions and OEM revenue	45.1	34.4	10.7	31.1
Total product sales revenue	$ 278.6	$145.9	$132.7	91.0
Total new units sold	22,784	12,661	10,123	80.0
Average sales price per new unit	$10,250	$8,813	$1,437	16.3
Total OEM units sold	1,750	2,000	(250)	(12.5)
Gross profit on product sales revenue	$ 111.4	$ 58.5	$ 52.9	90.4
Gross margin on product sales revenue	40.0%	40.1%	(0.1)%	(0.3)
Gaming Operations:				
Participation revenue	$ 87.7	$ 64.3	$ 23.4	36.4
Royalty, VLT and other lease revenue	22.1	20.0	2.1	10.5
Total gaming operations revenue	$ 109.8	$ 84.3	$ 25.5	30.2
Average installed base	5,082	4,430	652	14.7
Installed base at period end	6,539	4,240	2,299	54.2
Net revenue per day per machine	$ 47.31	$39.60	$ 7.71	19.5
Gross profit on gaming operations revenue	$ 84.6	$ 69.0	$ 15.6	22.6
Gross margin on gaming operations revenue	77.0%	81.9%	(4.9)%	(6.0)
Total Revenues	$ 388.4	$230.2	$158.2	68.7
Total Gross Profit	$ 196.0	$127.5	$ 68.5	53.7
Total Gross Margin	50.5%	55.4%	(4.9)%	(8.8)%

The increase in total revenues in fiscal 2005 compared to fiscal 2004 was due to $122.0 million in higher new gaming machine sales, $10.7 million in greater parts, used games, conversion and OEM revenues, a $23.4 million increase in participation revenues and $2.1 million in higher royalty, VLT and other lease revenue.

New unit sales increased by 80.0% to 22,784 units in fiscal 2005 compared to 12,661 new units in fiscal 2004, as we shipped our new *Bluebird* gaming machines to additional jurisdictions after receiving additional regulatory approvals. We also began shipping our new mechanical reel and poker products, as well as offering a higher number of new game themes. In fiscal 2005, revenues from parts, used games, conversions and OEM revenues increased 31.1% compared to the prior fiscal year due to an increase in *CPU-NXT* upgrade kits sold during fiscal 2005 as we received approvals to sell our new games and conversion kits with the *CPU-NXT* operating system. The average selling price of new units was $10,250 in fiscal 2005. The average sales price per new unit increased 16.3% as higher priced new *Bluebird* units represented a greater proportion of new unit sales during fiscal 2005 and we benefited from new premium-priced product enhancement features such as marquees and alternative top box shapes and an expanded number of dual screen games that command premium pricing. We implemented a 9% increase in the list price of *Bluebird* video units in North America effective January 1, 2005. Additionally, effective October 1, 2005, we are implementing a new pricing model to separately charge for hardware and software, which is expected to increase the list price of complete units by up to 8% when new hardware and software options become available in the second half of fiscal 2006. This new list price increase, along with our premium-priced product enhancements and expanded number of dual screen games, should result in increases in average selling prices throughout fiscal 2006.

The average installed base of participation gaming machines increased to 5,082 units in fiscal 2005 from 4,430 units in fiscal 2004, while the average revenue per day increased by $7.71 per day from the prior fiscal year to $47.31 per day. In fiscal 2005, we expanded our placement of WAP games and we continued to refresh the installed base of legacy participation games with our new *Bluebird* gaming machines. The increase in the average installed base of participation gaming machines was due to new games offered on our new *Bluebird* gaming cabinet. The transition of the installed base of legacy gaming machines, which did not support the dual port cashless gaming technology that many customers require, to new games in *Bluebird* cabinets and the natural evolution of our older participation series also impacted the installed base and average revenue per day. The installed base grew 2,299 units to 6,539 units at June 30, 2005 from June 30, 2004, as we introduced new WAP and non-linked participation games in the *Bluebird* cabinet. The success of these new games is accelerating our transition from games in legacy cabinets to new games in *Bluebird* cabinets as we have installed 5,187 new games in *Bluebird* cabinets and only 1,297 participation games remain in legacy cabinets. Average revenues per day increased due to WAP gaming machines, which earn net revenue at about twice the average of our non-linked games, becoming a higher percentage of our installed base and as we replaced our legacy participation games with new games in *Bluebird* cabinets. We expect growth in our installed base of participation games and average revenue per day of gaming operations in future quarters as WAP games become a higher percentage of our installed base and we install higher earning non-linked participation games in our new *Bluebird* cabinet. At June 30, 2005, WAP games represented over 14% of our installed base of participation games and we expect that percentage to increase in fiscal 2006 as we offer new WAP games. Gaming operations revenues benefited from a 10.5% increase in royalty, VLT and other lease revenue in fiscal 2005, primarily due to higher royalties from our licensees' increased purchases or placement of WMS games.

Total gross profit increased to $196.0 million for fiscal 2005 from $127.5 million in fiscal 2004 while total gross margin was 50.5% in fiscal 2005 compared to 55.4% in fiscal 2004. Higher margin gaming operations revenues were only 28.3% of total revenues in fiscal 2005, compared to 36.6% of total revenues in fiscal 2004 due to the significant increase of product sales revenue in fiscal 2005. The gross margin on product sales, after the impact of $4.6 million of net inventory charges to reduce legacy inventory to net realizable value and $0.2 million of separation costs related to a reduction in workforce, was 40.0% for fiscal 2005 compared to 40.1% for fiscal 2004, reflecting higher margin on the mix of products sold offset by greater overtime and temporary labor costs in fiscal 2005. We continue to expect that in the second half of fiscal 2006, the gross margin on *Bluebird* gaming machines will consistently approach the mid-40% range, as we attain the benefits from our strategic sourcing and value engineering initiatives and continue to achieve the benefits from leveling the production and shipping schedule throughout the quarter. The gross profit margin on gaming operations decreased to 77.0% in fiscal 2005 compared to 81.9% in the prior fiscal year, reflecting the lower margins on our wide-area progressive games due to the required funding of the progressive jackpot and higher royalties payable to licensors, partially offset by higher royalties received from licensees. In addition, the number of jackpot payouts on our WAP links impacted the margin, as 27 jackpots were awarded in fiscal 2005.

Operating Expenses (in millions of dollars):

Year Ended June 30,	2005		2004			
	$	As % of Revenue	$	As % of Revenue	Increase (Decrease)	% Change
Research and development	$ 50.3	13.0%	$ 44.8	19.5%	$ 5.5	12.3%
Selling and administrative	74.6	19.2	57.6	25.0	17.0	29.5
Depreciation and amortization	40.4	10.4	26.9	11.7	13.5	50.2
	$165.3	42.6%	$129.3	56.2%	$36.0	27.8%

Research and development expenses increased $5.5 million, or 12.3% to $50.3 million in fiscal 2005 compared to $44.8 million in the prior fiscal year. The increased costs were due to $0.3 million of separation costs related to a reduction in workforce, higher regulatory approval costs incurred for the final approvals for CPU-NXT and *Bluebird*, for a greater number of new game themes and for the final legacy operating system upgrade in GLI territories, plus headcount increases to fully staff our international game development studios and increased staff for the long-term portion of the technology improvement plan. With higher regulatory approval costs and a greater number of product lines and game theme offerings planned throughout fiscal 2006, we expect quarterly research and development expenses to exceed levels in the comparable prior year quarters. During fiscal 2005, we introduced 50 new games for sale and 18 new participation games, and in fiscal 2004, we introduced 18 new games for sale and 8 new participation games.

Selling and administrative expenses increased $17.0 million, or 29.5%, to $74.6 million in fiscal 2005 compared to $57.6 million in fiscal 2004. These cost increases resulted from $0.5 million of separation costs related to a reduction in workforce, higher commissions based on substantially higher revenues, additional headcount, overtime and temporary contract labor for game installs, participation placements and in certain administrative areas due to increased demand and the timing of shipments, additional trade show and marketing costs to continue to support the simultaneous launch of three new product lines and higher equity compensation costs. We continue to expect selling and administrative expenses in fiscal 2006 and 2007 to exceed those in comparable prior years' quarters.

Depreciation and amortization expense increased by $13.5 million, or 50.2%, as the level of investment in participation gaming machines for gaming operations increased from fiscal 2004 to $63.9 million with the installation of 5,187 new *Bluebird* cabinets during fiscal 2005. We expect that the level of investment in gaming operations equipment will continue, but at declining levels for the next two fiscal years due to the ongoing placement of new participation game themes, including WAP game themes, in our new *Bluebird* cabinet.

We generated operating income of $30.7 million in fiscal 2005, compared to an operating loss of $(1.8) million in fiscal 2004. The improved operating performance in fiscal 2005 resulted from the $68.5 million increase in gross profit, partially offset by a $5.5 million increase in research and development expenses, $17.0 million increase in selling and administrative expenses and $13.5 million increase in depreciation and amortization expense.

We incurred interest expense of $3.9 million and $3.8 million in fiscal 2005 and fiscal 2004, respectively related to our 2.75% convertible subordinated notes issued in June and July of 2003. Offsetting this, in the December 2004 quarter, we recorded $1.5 million of pre- and post-tax income related to final settlement of tax advances with our former subsidiary, Midway Games, which we previously fully reserved. We also recorded a pre-tax gain of $0.6 million in other income from the license of certain intellectual property of a discontinued business. In addition, we recorded $1.4 million and $2.6 million of other income, in fiscal 2005 and fiscal 2004, respectively, primarily interest and investment income earned on cash, cash equivalents and short-term investments.

The provision for income taxes in fiscal 2005, which includes both current and deferred taxes, was at an effective tax rate of 30.0%, largely due to higher research and development credits, foreign tax credits, export sales deductions, favorable adjustment of prior years' taxes, dividend investment income and foreign income. The benefit for income taxes in fiscal 2004, which includes both current and deferred taxes, was at an effective tax rate of 70.9%, largely due to a low net loss and higher research and development credits, foreign tax credits, export sales deductions, dividend investment income and foreign income. We expect our effective tax rate in the future will approach the mid-thirties.

Our net income was $21.2 million or $0.62 per diluted share for the current fiscal year compared to net loss of $(0.9) million, or $(0.03) per diluted share, for the prior fiscal year.

Year Ended June 30, 2004 Compared with Year Ended June 30, 2003

Revenues, Gross Margins and Key Performance Indicators (in millions of dollars, except unit and gross margin data):

Year Ended June 30,	2004	2003	Increase (Decrease)	% Change
Product Sales:				
New unit sales revenue	$111.5	$ 57.1	$ 54.4	95.3%
Parts, used games, conversions and OEM revenue	34.4	28.6	5.8	20.3
Total product sales revenue	$145.9	$ 85.7	$ 60.2	70.2
Total new units sold	12,661	6,867	5,794	84.4
Average sales price per new unit	$8,813	$8,318	$ 495	6.0
Total OEM units sold	2,000	1,000	1,000	100.0
Gross profit on product sales revenue	$ 58.5	$ 33.6	$ 24.9	74.1
Gross margin on product sales revenue	40.1%	39.2%	0.9%	2.3
Gaming Operations:				
Participation revenue	$ 64.3	$ 78.8	$(14.5)	(18.4)
Royalty, VLT and other lease revenue	20.0	14.2	5.8	40.8
Total gaming operations revenue	$ 84.3	$ 93.0	$ (8.7)	(9.4)
Average installed base	4,430	5,509	(1,079)	(19.6)
Installed base at period end	4,240	5,086	(846)	(16.6)
Net revenue per day per machine	$39.60	$39.19	$ 0.41	1.0
Gross profit on gaming operations revenue	$ 69.0	$ 72.0	$ (3.0)	(4.2)
Gross margin on gaming operations revenue	81.9%	77.4%	4.5%	5.8
Total Revenues	$230.2	$178.7	$ 51.5	28.8
Total Gross Profit	$127.5	$105.6	$ 21.9	20.7
Total Gross Margin	55.4%	59.1%	(3.7)%	(6.3)%

The increase in total revenues in fiscal 2004 compared to fiscal 2003 was due to $54.4 million in increased new gaming machine sales, $5.8 million in greater parts, used games, conversion and OEM revenues, and $5.8 million in higher royalty, VLT and other lease revenue, partially offset by a $14.5 million decrease in participation revenues.

New unit sales increased by 84.4% to 12,661 units, as we shipped our new *Bluebird* video gaming machines after receiving regulatory approvals and as we offered a higher number of new game themes. In fiscal 2004, revenues from parts, used games, conversions and OEM revenues increased 20.3% compared to the prior fiscal year due to an increase of 1,000 units sold under OEM agreements in the current fiscal year, and higher levels of game conversion revenues as we received approvals to sell our new games and conversion kits with the *CPU-NXT* operating system over the last six months of fiscal 2004. The average sales price per new unit increased 6.0% as higher priced *Bluebird* units more than offset lower priced video lottery terminal sales during fiscal 2004. The average selling price of *Bluebird* units was $10,037 in fiscal 2004.

The average installed base of participation gaming machines decreased to 4,430 units in fiscal 2004 from 5,509 units in fiscal 2003, while the net revenue per day increased by $0.41 per day from the prior fiscal year to $39.60 per day as we continued to refresh the installed base with our new games. The installed base declined from fiscal 2003 due to the fact that our legacy operating system does not support key features and functionality that casino operators demanded such as cashless gaming options, multi-denomination and tokenization, and the performance of certain of our older participation series had decreased. In January 2004, the last *SURVIVOR* themed wide-area progressive jackpot was terminated. Gaming operations revenues benefited from a 40.8% increase in royalty, VLTs and other lease revenues in fiscal 2004 from fiscal 2003, due to our licensees' increased purchases or placement of WMS games.

Total gross profit increased to $127.5 million for fiscal 2004 from $105.6 million in fiscal 2003 while total gross margin was 55.4% in fiscal 2004 compared to 59.1% in fiscal 2003. Higher margin gaming operations revenues were only 36.6% of total revenues in fiscal 2004, compared to 52.0% of total revenues in fiscal 2003 due to the increase of new unit sales and an overall decline of gaming operations revenues in the current year. The gross margin on product sales was 40.1% for fiscal 2004, up from 39.2% in the prior year, reflecting higher margin on the mix of products sold. The gross profit margin on gaming operations increased to 81.9% in fiscal 2004 compared to 77.4% in the prior fiscal year, as an increase in the average net revenue per day and higher royalties received from licensees was only partly offset by higher royalty rates payable to licensors. Fiscal 2003 operating results for gaming operations also included $2.0 million of charges due to inventory write downs.

Operating Expenses (in millions of dollars):

Year Ended June 30,	2004		2003			
	$	As % of Revenue	$	As % of Revenue	Increase (Decrease)	% Change
Research and development	$ 44.8	19.5%	$ 40.3	22.6%	$4.5	11.2%
Selling and administrative	57.6	25.0	56.2	31.4	1.4	2.5
Depreciation and amortization	26.9	11.7	26.7	14.9	0.2	0.7
	$129.3	56.2%	$123.2	68.9%	$6.1	5.0%

Research and development expenses increased $4.5 million, or 11.2% to $44.8 million in fiscal 2004 compared to $40.3 million in the prior fiscal year, due to ongoing execution of our technology improvement plan, product approval costs, product line expansion costs and increased game offerings. During fiscal 2004, we introduced 18 new games for sale and 8 new participation games, and in fiscal 2003 we introduced 4 new games for sale and 6 new participation games.

Selling and administrative expenses increased $1.4 million, or 2.5%, to $57.6 million in fiscal 2004 compared to $56.2 million in fiscal 2003, due to the ongoing execution of our re-emergence plan and the implementation of an Oracle Enterprise Resource Planning system. Selling and administrative expense in fiscal 2003 included a $3.5 million charge for the purchase of rights to restricted stock at a discount from market value and a $2.5 million write-off of *RAPID ROULETTE* distribution rights.

Depreciation and amortization expense increased by $0.2 million, due to additional property, plant and equipment additions, partially offset by the level of investment in gaming machines for gaming operations which was lower than in prior fiscal years as we awaited regulatory approvals for new games in *Bluebird* cabinets.

We incurred an operating loss of $(1.8) million in fiscal 2004, compared to an operating loss of $(17.6) million in fiscal 2003. The improved operating performance in fiscal 2004 resulted from the $21.9 million increase in gross profit, partially offset by a $4.5 million increase in research and development expenses and $1.4 million increase in selling and administrative expenses.

We incurred interest expense of $3.8 million in fiscal 2004 related to our 2.75% convertible subordinated notes issued in June and July of 2003. This was partially offset by $2.6 million of other income, primarily interest and investment income earned on cash, cash equivalents and short-term investments, which at June 30, 2004 amounted to $116.2 million.

Our consolidated statement of operations for fiscal 2003 reflected a write-off of a $3.9 million tax advance to Midway. The write-off was due to the uncertainty of the payback period from Midway of the amount advanced.

The benefit for income taxes, which includes both current and deferred taxes, was at an effective tax rate of 70.9%, largely due to a low net loss and higher research and development, foreign tax credits, export sales deductions, dividend investment income and foreign income in fiscal 2004. The effective income tax rate for fiscal 2003 was 56.1% reflecting a benefit of $0.7 million from a reduction in prior year taxes, which were less than amounts previously provided, and the beneficial tax treatment of increased export sales deductions, dividend investment income and increased research and development tax credits, offset by the impact of the 2003 non-deductible advance to Midway pursuant to tax sharing and separation agreements.

Our net loss was $0.9 million or $0.03 per diluted share for the current fiscal year compared to net loss of $8.3 million, or $0.27 per diluted share, for the prior fiscal year.

IMPACT OF INFLATION

During the past three years, the general level of inflation affecting us has been relatively low. Our ability to pass on future cost increases in the form of higher sales prices will depend on the prevailing competitive environment and the acceptance of our products in the marketplace.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are subject to market risks in the ordinary course of our business, primarily associated with interest rate and foreign currency fluctuations. We do not currently hedge either of these risks, or utilize financial instruments for trading or other speculative purposes.

Interest Rate Risk

We have exposure to interest rate risk from our convertible subordinated notes and short-term line of credit. The notes are at a fixed rate and the short-term line of credit is at a variable rate.

As of June 30, 2005, we had $115.0 million of convertible fixed rate debt with an interest rate of 2.75% and a fair value of $196.9 million. Using a discounted cash flow model, and assuming no change in the market price of our common stock into which the debt is convertible, we currently estimate that a 50 basis point change in the prevailing market interest rates would impact the fair value of our fixed rate debt by approximately $3.7 million, but would not be material to our cash flows or future results of operations. However, the fair value of our convertible fixed rate debt is more significantly dependent on the market price of our common stock into which it can be converted.

In May 2005, we renewed a $50.0 million 364-day revolving line of credit to provide us with additional liquidity to meet our short-term financing needs. Borrowings under this facility bear interest at a certain percentage above the agent's prime rate. There were no outstanding borrowings under this facility as of June 30, 2005.

Foreign Currency Risk

We have subsidiaries in Spain, Canada, South Africa, United Kingdom and Australia for distribution and development operations. These subsidiaries transact business in their respective foreign currencies and are exposed to risks resulting from fluctuations in foreign currency exchange rates. We estimate that a hypothetical 10% strengthening (or weakening) of the U.S. dollar for fiscal 2005 would have resulted in a pre-tax loss (or gain) of about $0.2 million.

The net assets of these subsidiaries are exposed to foreign currency translation gains and losses, which are included as a component of accumulated other comprehensive loss in stockholders' equity. Such translation resulted in unrealized losses of $(0.4) million and $(0.1) million for fiscal 2005 and 2004, respectively.

In addition, foreign governments could impose restrictions on currency movements that might make it costly or impossible to repatriate earnings to the U.S.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
WMS Industries Inc.

We have audited the accompanying consolidated balance sheets of WMS Industries Inc. (the "Company") as of June 30, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMS Industries Inc. at June 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of WMS Industries Inc.'s internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 6, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
September 6, 2005

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). The Company's internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control—Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of June 30, 2005.

Our management's assessment of the effectiveness of our internal control over financial reporting as of June 30, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included herein.

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President,
Chief Financial Officer and Treasurer

September 6, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Stockholders of
WMS Industries Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that WMS Industries Inc. (the "Company") maintained effective internal control over financial reporting as of June 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). WMS Industries Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that WMS Industries Inc. maintained effective internal control over financial reporting as of June 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, WMS Industries Inc. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of WMS Industries Inc. as of June 30, 2005 and 2004, and for each of the three years in the period ended June 30, 2005, and our report dated September 6, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Chicago, Illinois
September 6, 2005

Consolidated Balance Sheets

June 30,	2005	2004
(In millions, except share amounts)		
ASSETS		
Current assets:		
Cash and cash equivalents	$ 35.2	$ 59.9
Restricted cash	3.5	0.5
Short-term investments	6.1	55.8
	44.8	116.2
Receivables, net of allowances of $2.5 in 2005 and $2.6 in 2004	89.2	52.5
Notes receivable, current portion	33.1	17.8
Inventories:		
Raw materials and work in progress	71.6	47.3
Finished goods	32.7	18.1
	104.3	65.4
Other current assets	39.7	26.1
Total current assets	311.1	278.0
Gaming operations machines, net	54.4	24.9
Property, plant and equipment, net	53.4	53.7
Other assets	59.5	38.4
Total assets	$478.4	$395.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31.4	$ 17.1
Accrued compensation and related benefits	6.1	4.4
Other accrued liabilities	31.8	19.0
Total current liabilities	69.3	40.5
Deferred licensing purchase obligation	4.7	—
Deferred income tax liabilities	4.2	—
Convertible subordinated notes	115.0	115.0
Commitments and contingencies (see Note 12)		
Stockholders' equity:		
Preferred stock (5,000,000 shares authorized, none issued)	—	—
Common stock (32,365,203 shares issued in 2005 and in 2004)	16.2	16.2
Additional paid-in capital	225.0	206.7
Retained earnings	64.3	43.1
Accumulated other comprehensive income	0.6	1.0
Unearned compensation on restricted stock and performance-contingent restricted units (294,848 shares and 120,368 units in 2005, respectively and 52,312 shares in 2004)	(11.5)	(1.3)
Treasury stock, at cost (710,320 shares in 2005 and 1,998,905 shares in 2004)	(9.4)	(26.2)
Total stockholders' equity	285.2	239.5
Total liabilities and stockholders' equity	$478.4	$395.0

See notes to consolidated financial statements.

Consolidated Statements of Operations

WMS Industries Inc. 2005 Annual Report

Years Ended June 30,	2005	2004	2003
(In millions, except per share amounts)			
REVENUES:			
Product sales	$278.6	$145.9	$ 85.7
Gaming operations	109.8	84.3	93.0
Total revenues	388.4	230.2	178.7
COSTS AND EXPENSES:			
Cost of product sales	167.2	87.4	52.1
Cost of gaming operations	25.2	15.3	21.0
Research and development	50.3	44.8	40.3
Selling and administrative	74.6	57.6	56.2
Depreciation and amortization	40.4	26.9	26.7
Total costs and expenses	357.7	232.0	196.3
Operating income (loss)	30.7	(1.8)	(17.6)
Interest expense	(3.9)	(3.8)	—
Interest and other income (expense)	3.5	2.6	(1.3)
Income (loss) before income taxes	30.3	(3.0)	(18.9)
Provision (benefit) for income taxes	9.1	(2.1)	(10.6)
NET INCOME (LOSS)	$ 21.2	$ (0.9)	$ (8.3)
Net income (loss) per share:			
Basic	$ 0.69	$ (0.03)	$(0.27)
Diluted	$ 0.62	$ (0.03)	$(0.27)
Weighted average common shares:			
Basic common stock outstanding	30.7	29.7	30.4
Diluted common stock and common stock equivalents	37.7	29.7	30.4

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In millions, except share amounts)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Unearned Restricted Stock	Treasury Stock, at Cost	Total Stockholders' Equity	Comprehensive Income (Loss)
Balance, June 30, 2002	$16.2	$198.3	$52.3	$ —	$ (2.0)	$ (5.3)	$259.5	
Net loss	—	—	(8.3)	—	—	—	(8.3)	$(8.3)
Exercise of stock options and related tax benefits	—	—	—	—	—	0.7	0.7	
Issuance of 29,912 restricted shares from treasury	—	—	—	—	(0.3)	0.4	0.1	
Return of 250,000 restricted shares to treasury	—	1.7	—	—	2.0	(3.7)	—	
Purchase of 2,348,900 treasury shares	—	—	—	—	—	(28.9)	(28.9)	
Reversal of previously recorded Midway stock option benefits	—	(3.0)	—	—	—	—	(3.0)	
Minimum pension liability	—	—	—	0.2	—	—	0.2	0.2
Foreign currency translation adjustment	—	—	—	0.9	—	—	0.9	0.9
Balance, June 30, 2003	16.2	197.0	44.0	1.1	(0.3)	(36.8)	221.2	$(7.2)
Net loss	—	—	(0.9)	—	—	—	(0.9)	$(0.9)
Issuance of 250,000 warrants	—	3.9	—	—	—	—	3.9	
Exercise of stock options and related tax benefits	—	4.7	—	—	—	14.9	19.6	
Issuance of 52,312 restricted shares from treasury	—	1.1	—	—	(1.8)	0.7	—	
Purchase of 299,100 treasury shares	—	—	—	—	—	(5.0)	(5.0)	
Restricted stock amortization	—	—	—	—	0.8	—	0.8	
Foreign currency translation adjustment	—	—	—	(0.1)	—	—	(0.1)	(0.1)
Balance, June 30, 2004	16.2	206.7	43.1	1.0	(1.3)	(26.2)	239.5	$(1.0)
Net income	—	—	21.2	—	—	—	21.2	$21.2
Exercise of stock options and related tax benefits	—	8.0	—	—	—	13.0	21.0	
Issuance of 294,848 restricted shares from treasury	—	5.3	—	—	(9.1)	3.8	—	
Issuance of 120,368 performance-contingent restricted units	—	4.1	—	—	(4.1)	—	—	
Issuance of 26,552 deferred stock units	—	0.9	—	—	—	—	0.9	
Restricted stock amortization	—	—	—	—	3.0	—	3.0	
Foreign currency translation adjustment	—	—	—	(0.4)	—	—	(0.4)	(0.4)
Balance, June 30, 2005	$16.2	$225.0	$64.3	$ 0.6	$(11.5)	$ (9.4)	$285.2	$20.8

See notes to consolidated financial statements.

Years Ended June 30,	2005	2004	2003
(In millions)			
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	$ 21.2	$ (0.9)	$ (8.3)
Adjustments to reconcile net income (loss) to net cash (used) provided by operating activities:			
Depreciation and amortization	40.4	26.9	26.7
Provision for bad debts	(0.1)	0.3	—
Non-cash write-off of licensed technology	—	—	1.7
Non-cash losses and expenses	5.0	1.8	1.6
Deferred income taxes	5.4	(2.8)	(3.5)
Tax benefit from exercise of stock options	5.6	6.7	0.2
Increase (decrease) resulting from changes in operating assets and liabilities:			
Restricted cash	(3.0)	1.8	(1.1)
Receivables	(51.9)	(33.4)	(0.7)
Income taxes	0.3	5.5	1.8
Inventories	(36.6)	(35.4)	2.2
Other current assets	(15.0)	(5.3)	1.1
Other assets	0.7	1.0	(4.1)
Accounts payable and accrued liabilities	24.4	10.6	8.3
Net cash (used) provided by operating activities	(3.6)	(23.2)	25.9
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of property, plant and equipment	(8.1)	(10.5)	(13.7)
Additions to gaming operations machines	(63.9)	(17.4)	(21.6)
Purchase of short-term investments	—	—	(7.8)
Proceeds from short-term investments	49.6	2.6	22.4
Investment and advances in other assets	(13.7)	(13.1)	(6.0)
Net cash used by investing activities	(36.1)	(38.4)	(26.7)
CASH FLOWS FROM FINANCING ACTIVITIES			
Cash received on exercise of stock options	15.4	12.9	0.5
Gross proceeds from issuance of convertible notes	—	15.0	100.0
Debt issuance costs	—	(0.9)	(3.5)
Purchase of treasury stock	—	(5.0)	(28.9)
Net cash provided by financing activities	15.4	22.0	68.1
EFFECT OF EXCHANGE RATES ON CASH	(0.4)	(0.1)	0.9
Increase (decrease) in cash and cash equivalents	(24.7)	(39.7)	68.2
Cash and cash equivalents at beginning of year	59.9	99.6	31.4
Cash and cash equivalents at end of year	$ 35.2	$ 59.9	$ 99.6

See notes to consolidated financial statements.

NOTE 1: BUSINESS OVERVIEW

We are engaged in one business segment: the design, manufacture, and marketing of slot machines (video and mechanical reel type) and video lottery terminals, or VLTs, and gaming operations consisting of placement of participation games and wide-area progressive jackpot systems, or WAP, in legal gaming venues and licensing of our games to third parties. We serve the gaming industry worldwide. Although our production remains exclusively in the United States, development and distribution offices are located in the United States, Australia, Spain, the United Kingdom and South Africa. International business activities have become increasingly important to us. See Note 3.

We market our gaming machines in two principal ways. First, for product sales we sell new and used gaming machines, VLTs, conversion kits, parts, and equipment manufactured under original equipment manufacturing agreements to casinos and other gaming machine operators. Second, we license our games to third parties for distribution and we lease gaming machines and VLTs to casinos and other licensed gaming machine operators for payments based upon (1) a percentage of the net win of the gaming machines, (2) fixed daily fees or (3) in the case of gaming machines on a WAP system, a percentage of the amount wagered. WAP systems are electronically linked systems of gaming machines that communicate with a central computer, which allows the system to build a progressive jackpot with every wager made on the system. Through January 2004, the WAP systems were operated under an agreement with a WAP system provider whereby the profits of the games on the WAP system were shared equally. Beginning in May 2004 and continuing throughout fiscal 2005, we began to operate our own proprietary WAP systems where we earn all of the profits. We refer to games leased under any of these arrangements as "participation games" and when combined with royalties we receive under license agreements with third parties to distribute our games and VLT and other lease revenues, we refer to this business as our "gaming operations."

Data for product sales and gaming operations is only maintained on a consolidated basis as presented in our consolidated financial statements, with no additional separate data maintained for product sales and gaming operations (other than the revenue and costs of revenues information included in the consolidated statement of operations and cost of gaming operations machines and related accumulated depreciation included in the consolidated balance sheet).

NOTE 2: PRINCIPAL ACCOUNTING POLICIES

Consolidation Policy

Our consolidated financial statements include the accounts of WMS Industries Inc., or WMS, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. We accounted for our joint operating agreement with International Game Technology, or IGT, for WAP systems for which no legal entity existed, in our consolidated financial statements by recording our proportionate share of revenues and expenses from operating activities and the full value of all of the assets we owned and liabilities we owed related to this agreement. The purpose of the joint operating agreement was to combine our licensing rights and game design expertise with the proprietary WAP computer system of IGT. We designed and marketed the games manufactured by IGT who placed such games in casinos on its WAP system. In January 2004, the remaining *SURVIVOR* WAP themed system was shut down. The total assets, total liabilities, total revenues and total expenses related to the joint operating agreement were not material to our consolidated financial statements for the periods presented.

In fiscal 2005, we classified our investment and advances in other assets relating to technology and brand license agreements and costs paid to third parties for patents and trademarks in investing activities in our consolidated statement of cash flows. We reclassified prior years' information to conform with this presentation. The impact of this change in classification was to benefit net cash (used) provided by operating activities by $13.7 million, $13.1 million and $6.0 million in fiscal 2005, 2004 and 2003, respectively, with an equally offsetting impact on cash flow from investing activities. In addition, certain other prior year balances have been reclassified to conform with the current year presentation.

Use of Estimates

Our consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. Such preparation requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents, and Restricted Cash

All highly liquid investments with maturities of three months or less when purchased are considered cash equivalents. Restricted cash of $3.5 million and $0.5 million at June 30, 2005 and 2004, respectively, is required for funding WAP systems jackpot payments.

Short-Term Investments
All investments are recorded at cost, which approximates market value. Short-term investments consist principally of Auction Market Preferred Stocks that generally have no fixed maturity dates but have dividend-reset dates generally every 49 days or more.

Accounts Receivable, Notes Receivable and Allowance for Doubtful Accounts
We carry our accounts and notes receivable at face amounts less an allowance for doubtful accounts. On a periodic basis, we evaluate our receivables and establish the allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions and our history of write-offs and collections. Our policy is to generally not charge interest on trade receivables after the invoice becomes past due. A receivable is considered past due if payments have not been received within agreed upon invoice terms. With regard to notes receivable, interest income is recognized ratably over the life of the note receivable and any related fees or costs to establish the notes are charged to expense as incurred, as they are considered insignificant.

Inventories
Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We value inventory based on estimates of potentially excess and obsolete inventory after considering forecasted demand and forecasted average selling prices. However, forecasts are subject to revisions, cancellations and rescheduling. Actual demand may differ from anticipated demand, and such differences may have a material effect on our financial statements. Demand for legacy parts inventory is subject to technical obsolescence. Inventory on hand in excess of forecasted demand is written down to net realizable value.

In fiscal 2004, we introduced our new *Bluebird* cabinet and *CPU-NXT* gaming platform, and this has accelerated the obsolescence of existing legacy product lines. Some customers have traded in their legacy gaming machines when they purchased a new *Bluebird* gaming machine. We either sell these trade-ins as-is or renovate the legacy gaming machines before resale. We also have legacy parts inventory, which we use for renovating the trade-in games, producing new legacy gaming machines including OEM arrangements with Multimedia Games (MGAM), or selling such parts to casinos and others through our spare parts business. An active market exists mostly outside of North America for used gaming machines. In January 2005, we relocated the refurbishment of used gaming machines to our Las Vegas facility to better focus on this business. In fiscal 2005, we sold 2,442 used gaming machines. We continue to support our customers' installed base of legacy gaming machines and continue to review our legacy inventories for impairment.

At June 30, 2005, our inventories included $23.2 million of legacy product including $11.8 million of legacy raw materials and $11.4 million of new and used legacy finished goods. This compares to a total of $33.2 million at June 30, 2004. Demand for *Bluebird* product continues to exceed our expectations. While this higher demand is a positive development for our long-term growth, it has accelerated the transition from our legacy product line. In response to this, we took steps to address the most challenging components of the legacy inventory including selling older model used gaming machines and used gaming machines configured with undesirable laminate colors, as well as selling back to suppliers excess quantities of certain legacy raw materials. In fiscal 2005, we recorded non-cash, pre-tax net inventory charges of $4.6 million to reduce legacy inventory to net realizable value.

Freight-Out and Warehousing Costs
Freight-out and warehousing costs are included in cost of product sales in the statement of operations. Freight-out costs for gaming operations machines are capitalized and depreciated over the useful life of the related asset.

Software Development Costs
As a result of the gaming license requirements and regulatory approvals necessary to commercialize products in our business, our products reach technological feasibility shortly before products are released to manufacturing. Accordingly, internal research and development costs are expensed as incurred, including software development costs. We do not incur any material software development costs after we receive regulatory approval for our products.

We account for amounts paid to third parties for purchased or licensed software related to our technology improvement plan under Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Under these arrangements, we have alternative future uses for purchased software related to our technology improvement plan and we generally have the right to sub-license this software to other third parties. See Note 12 of the notes to Consolidated Financial Statements.

The implementation costs of our Oracle ERP system incurred during the preliminary project stages were expensed; costs incurred during the application development stages are being capitalized and costs incurred during the post-implementation/operation stages are being expensed. Due to the extensive use of external consultants to minimize the burden on our internal staffing, internal resources used during the application development phases were limited, and we have not capitalized internal costs.

Long-Lived Assets
Property, plant and equipment and gaming operations machines are stated at cost and depreciated using the straight-line method over their estimated useful lives. Significant replacements and improvements are capitalized. Other maintenance and repairs are expensed. The annual provision for depreciation has been computed in accordance with the following ranges of asset lives: buildings and improvements, 10 to 40 years; leasehold improvements, over the lease term; machinery and equipment, three to eight years; gaming operations base machines, two to three years; gaming operations top boxes, over one year; and furniture and fixtures, 10 years.

We review the carrying amount of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. When an impairment loss is to be recognized for an asset, it is measured by comparing the carrying value to the fair value. Fair value is generally measured as the present value of estimated future cash flows.

Goodwill and indefinite lived intangible assets are not amortized but are reviewed annually, or more frequently if an event occurs or circumstances change, for indications that the asset might be impaired. Any impairment loss is charged to expense in the period in which such loss is determined. Identified intangible assets with finite lives, including licensed technology and patents, are amortized using the straight-line method over their estimated useful lives. We continually evaluate the reasonableness of the useful lives of these assets, and any change in the lives assigned to amortizable assets will impact results of operations.

Other assets include royalty and licensing advances made in connection with licensing agreements we have for the use of third-party intellectual property. When the products using the licensed intellectual property or technology begin to generate revenue, we begin amortization of the amount advanced. In cases where the advance represents a paid-up license, the advance is amortized based on the estimated life of the asset. In those cases where the license agreement provides for a royalty to be earned by the licensor for each gaming machine sold or placed on a lease, the advance is amortized based on the royalty rates provided in the license agreement. In both cases the amortization of the advances is included in cost of sales if related to a product sale or cost of gaming operations if related to placement or lease in gaming operations. To the extent we determine that the products developed would not fully recover the guaranteed minimum amounts, we will record an immediate charge against earnings at the time of such determination.

Revenue Recognition
We record revenue on product sales, net of rebates, discounts, and allowances, when persuasive evidence of an agreement exists, the sales price is fixed or determinable, the product is delivered and collectibility is reasonably assured. When multiple product deliverables are included under a sales contract, we allocate revenue to each product based upon their respective fair values against the total contract value and defer revenue recognition on those deliverables where we have not met all requirements of revenue recognition.

Gaming operations revenues under operating type lease agreements are estimated and recognized as earned when collectibility is reasonably assured. Non-linked participation lease agreements are based on either a pre-determined percentage of the daily net win of each gaming machine or a fixed daily rental fee. WAP revenues are recognized based upon a percentage of amounts wagered, called coin-in, on each gaming machine and are recognized as earned when collectibility is reasonably assured.

Under agreements with licensees who are generally located in geographic areas or operate in markets where we are not active, we are paid royalties based upon our licensees' purchase or placement of gaming machines with our licensed themes, artwork, and other intellectual property. Royalties are recorded as earned when the licensee purchases or places the game and collectibility is reasonably assured.

WAP Jackpot Liabilities and Expenses
We record a WAP jackpot liability based on the actual volume of coin-in or slot play plus the initial progressive meter liability, or reset, on each system in each jurisdiction. We defer jackpot expense for the initial progressive meter liability, or reset, on each progressive jackpot linked system, which is subsequently amortized to jackpot expense as the revenues are generated from the coin-in or slot play. Our jackpot liabilities totaled $1.8 million at June 30, 2005, and $0.3 million at June 30, 2004. Our jackpot expense totaled $5.1 million for fiscal 2005 and none in fiscal 2004. To fund our jackpot liabilities we maintain restricted cash and investments aggregating $3.5 million at June 30, 2005 and $0.5 million at June 30, 2004.

Advertising Expense
The cost of advertising is charged to expense as incurred. The cost of advertising for fiscal 2005, 2004 and 2003 was $0.9 million, $0.6 million and $0.7 million, respectively.

Research and Development Costs
As a result of the gaming license requirements and regulatory approvals necessary to commercialize products in our business, our products reach technological

feasibility shortly before products are released to manufacturing. Accordingly, internal research and development expenditures relating to the development of new products, including improvements to existing products, are expensed as incurred. Employee costs associated with product development are included in research and development costs.

Foreign Currency Translation

The local currency is the functional currency (primary currency in which business is conducted) for our operations in Canada, Spain, Australia, the United Kingdom and South Africa. Adjustments resulting from translating foreign functional currency assets and liabilities into U.S. dollars are recorded as a separate component of stockholders' equity. Gains or losses resulting from transactions in other than the functional currency are reflected in net income.

Accounting for Income Taxes

We account for income taxes using the asset and liability method. Under this method, income taxes are provided for amounts currently payable and for amounts deferred as tax assets and liabilities based upon differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes are measured using the enacted tax rates that are assumed will be in effect when the differences reverse.

Earnings (Loss) Per Share

The reconciliation of the numerators and denominators of the basic and diluted earnings (loss) per share was:

Year Ended June 30, 2005	Net Income	Shares	Per Share Amount
(In millions, except per share amounts)			
Basic EPS			
Net income applicable to common stock	$21.2	30.7	$ 0.69
Effect of dilutive securities:			
—options	—	1.1	(0.02)
—restricted stock	—	0.1	—
—warrants	—	—	—
—convertible notes	2.2	5.8	(0.05)
Diluted EPS			
Net income applicable to common stock	$23.4	37.7	$ 0.62

Year Ended June 30, 2004	Net Loss	Shares	Per Share Amount
(In millions, except per share amounts)			
Basic EPS			
Net loss applicable to common stock	$(0.9)	29.7	$(0.03)
Effect of dilutive securities:			
—options	—	—	—
—restricted stock	—	—	—
—warrants	—	—	—
—convertible notes	—	—	—
Diluted EPS			
Net loss applicable to common stock	$(0.9)	29.7	$(0.03)

Year Ended June 30, 2003	Net Loss	Shares	Per Share Amount
(In millions, except per share amounts)			
Basic EPS			
Net loss applicable to common stock	$(8.3)	30.4	$(0.27)
Effect of dilutive securities:			
—options	—	—	—
—restricted stock	—	—	—
Diluted EPS			
Net loss applicable to common stock	$(8.3)	30.4	$(0.27)

The following table details the impact of dilutive securities that have not been reflected in the shares used in the earnings per share calculation:

Year Ended June 30,	2005	2004	2003
If WMS had recognized income:			
Impact of incremental stock options and warrants that would have resulted in additional diluted shares outstanding under the treasury stock method	Not Applicable	1.4	0.4
Impact of restricted stock grants that would have resulted in additional diluted shares outstanding under the treasury stock method	Not Applicable	0.1	0.1
If WMS had recognized income in excess of $0.40 per share:			
Common stock issued upon conversion of the 2.75% convertible subordinated notes	Not Applicable	5.8	—
Excluded anti-dilutive common stock equivalents due to the option grant price exceeding the market price for WMS common stock:			
Stock options and warrants	0.6	0.3	2.5

Stock-Based Employee Compensation

We have elected to continue to follow the intrinsic value based method prescribed by APB Opinion No. 25 to account for stock options granted to employees and directors, as allowed by Statement of Financial Accounting Standards ("Statement") No. 123. Under APB No. 25, we do not recognize compensation expense upon the issuance of stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. Effective July 1, 2005 we will adopt the Financial Accounting Standards Board (FASB) revised FASB Statement No. 123R, "Accounting for Stock-Based Compensation," which will result in our recording deferred compensation expense upon the issuance of new stock options and for unvested stock options at adoption.

The following table presents the reported net income (loss), earnings (loss) per share and recorded compensation cost of options granted to employees as compared to the pro forma amounts that would have been reported if stock option compensation expense had been determined using the fair value method allowed by Statement No. 123 for the three years ended June 30, 2005:

	2005	2004	2003
(In millions, except per share amounts)			
As reported:			
Net income (loss)	$21.2	$ (0.9)	$ (8.3)
Net income (loss) per share:			
Basic	$0.69	$(0.03)	$(0.27)
Diluted	$0.62	$(0.03)	$(0.27)
Stock-based employee compensation cost, net of related tax effects, included in the determination of net income (loss)	$ 1.8	$ 0.4	$ —
Pro forma amounts if the fair value method had been applied to all stock compensation awards:			
Pro forma net income (loss)	$14.7	$ (8.9)	$(15.2)
Pro forma earnings (loss) per share:			
Basic	$0.48	$(0.30)	$(0.50)
Diluted	$0.45	$(0.30)	$(0.50)
Stock-based employee compensation cost, net of related tax effects, that would have been included in the determination of net income (loss)	$ 8.3	$ 8.4	$ 6.9

The pro forma fair value of each option grant is estimated on the date of grant or modification using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in fiscal 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	0.39	0.36	0.46
Risk-free interest rate	5.0%	4.0%	3.6%
Expected life of options (in years)	6.25	6.0	6.0
Weighted average pro forma fair value using the Black-Scholes assumptions	$13.92	$12.13	$6.52

Recently Issued Accounting Standards

In December 2004, the FASB revised FASB Statement No. 123R, "Accounting for Stock-Based Compensation." This Statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The provisions of this Statement are effective as of the beginning of the annual reporting period that begins after June 15, 2005. We expect to adopt this Statement using the modified-prospective transition method. We currently estimate the quarterly impact of adopting this Statement will be a $0.06 decrease in net income per diluted share.

In December 2004, the FASB issued Statement No. 153, "Exchanges of Non-Monetary Assets," an amendment of APB Opinion No. 29, "Accounting for Non-Monetary Transactions." The amendments made by Statement 153 are based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for non-monetary exchanges of similar productive assets and replace it with a broader exception for exchanges of non-monetary assets that do not have commercial substance. Previously, Opinion 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. This Statement is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this Statement is not expected to have a significant effect on the Company's consolidated results of operations, cash flows, or financial position.

In November 2004, the FASB issued Statement No. 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4, 'Inventory Pricing.'" This Statement clarifies the accounting for some circumstances in which items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. This Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Adoption of this Statement is not expected to have a significant effect on the Company's consolidated results of operations, cash flows, or financial position.

In December 2004, the FASB issued FASB Staff Position 109-1, "Application of FASB Statement No. 109, 'Accounting for Income Taxes,' to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004 (the "Act")." The Act provides a tax deduction on qualified production activities. FASB Staff Position 109-1 provides that the deduction should be accounted for as a special deduction in accordance with FASB Statement No. 109. We adopted FASB Staff Position 109-1 in the quarter ended December 31, 2004 and the impact was not significant to the Company's consolidated results of operations, cash flows, or financial position.

In December 2004, the FASB issued FASB Staff Position 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004." FASB Staff Position 109-2 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. This Position is effective upon issuance and the impact was not significant to the Company's consolidated results of operations, cash flows, or financial position.

NOTE 3: INFORMATION ON GEOGRAPHIC AREAS

Product sales and gaming operations revenues from customers in Europe, Canada, Latin America and Asia amounted to approximately $94.5 million or 24.3%, $59.9 million or 26.0%, and $48.4 million or 27.1% of total revenues for fiscal 2005, 2004 and 2003, respectively. Substantially all of our revenues from customers outside the United States are denominated in U.S. dollars. At June 30, 2005, 2004 and 2003, 29.0%, 18.1% and 19.7%, respectively, of trade accounts and notes receivable are from customers located outside of the United States.

Year Ended June 30,	2005	2004	2003
(In millions)			
Revenues:			
United States	$293.9	$170.3	$130.3
Russia	26.2	19.5	16.3
Canada	19.5	10.8	9.7
All others, less than 3% each	48.8	29.6	22.4
Total	$388.4	$230.2	$178.7
Long-lived assets:			
United States	$105.9	$ 77.6	$ 75.7
Canada	0.7	0.5	1.0
All others, less than 1% each	1.2	0.5	1.1
Total	$107.8	$ 78.6	$ 77.8

The geographic sales information is by country of destination. Our operations outside the United States include participation games located in Canada, Europe and South Africa, sales offices in Spain, South Africa and the United Kingdom and game development studios in Australia and the United Kingdom.

NOTE 4: GAMING OPERATIONS MACHINES AND PROPERTY, PLANT AND EQUIPMENT

At June 30, net gaming operations machines were:

(In millions)	2005	2004
Gaming machines	$133.1	$ 80.4
Less accumulated depreciation	(78.7)	(55.5)
Net gaming operations machines	$ 54.4	$ 24.9

We reclassified $2.3 million and $0.2 million net book value of gaming operations machines to inventory during fiscal 2005 and 2004, respectively.

At June 30, net property, plant and equipment were:

(In millions)	2005	2004
Land	$ 2.6	$ 2.6
Buildings and improvements	38.0	36.4
Machinery and equipment	42.1	37.7
Furniture and fixtures	8.2	6.8
	90.9	83.5
Less accumulated depreciation	(37.5)	(29.8)
Net property, plant and equipment	$ 53.4	$ 53.7

NOTE 5: OTHER ASSETS

At June 30, other assets were:

(In millions)	2005	2004
Royalties and licensing advances—non-current	$ 42.9	$ 22.8
Patents costs and goodwill	6.7	4.2
Deferred tax assets—non-current, net	2.0	5.5
Notes receivable	3.0	0.8
Debt issuance costs, net	3.2	3.8
Other	1.7	1.3
Total other assets	$ 59.5	$ 38.4

NOTE 6: INTANGIBLE ASSETS

At June 30, intangible assets were:

(In millions)	2005	2004
Total prepaid royalties and licensing advances	$ 68.2	$37.2
Accumulated amortization	(18.4)	(9.7)
Net prepaid royalties and licensing advances	$ 49.8	$27.5
Goodwill and patent costs	$ 6.7	$ 4.2

At June 30, 2005 and 2004, both goodwill and patents costs have no accumulated amortization. When issued, patents will be amortized over four to seventeen years.

Prepaid royalties and licensing advances at June 30, 2005 and 2004 include both current and non-current asset balances. Amortization expense for prepaid royalties and licensing advances, which is charged to cost of products sales and cost of gaming operations, was $9.7 million, $5.2 million and $3.5 million for fiscal 2005, 2004 and 2003, respectively.

The estimated aggregate amortization expense as of June 30, 2005 for each of the next five years is as follows:

	(In millions)
2006	$ 7.3
2007	11.1
2008	15.0
2009	11.8
2010	4.6

The estimated aggregate future intangible amortization as of June 30, 2005 does not reflect the significant commitments we have for future payments for royalties and licenses. See Note 12.

NOTE 7: OTHER ACCRUED LIABILITIES

At June 30, other accrued liabilities were:

	2005	2004
(In millions)		
Royalties payable	$14.7	$ 9.9
Deferred licensing purchase obligation	4.4	—
Sales taxes payable	2.6	1.6
Deferred revenue	3.0	3.0
Accrued jackpot liability	1.8	0.3
Accrued interest	1.5	1.5
Other accrued liabilities	3.8	2.7
Total other accrued liabilities	$31.8	$19.0

NOTE 8: INCOME TAXES

The following is a summary of income (loss) before income taxes of U.S. and international operations for the three years ended June 30, 2005:

	2005	2004	2003
(In millions)			
United States	$26.9	$(4.0)	$(20.0)
International	3.4	1.0	1.1
Total income (loss) before income taxes	$30.3	$(3.0)	$(18.9)

Significant components of the provision (benefit) for income taxes for the three years ended June 30, 2005 were:

	2005	2004	2003
(In millions)			
Current			
Federal	$ 2.1	$ —	$ (7.8)
State	0.1	—	—
Foreign	1.5	0.7	0.5
Total current	3.7	0.7	(7.3)
Deferred			
Federal	(0.3)	(8.5)	(2.6)
State	0.2	(1.0)	(1.0)
Foreign	(0.1)	—	0.1
Total deferred	(0.2)	(9.5)	(3.5)
Tax benefit resulting from stock options	5.6	6.7	0.2
Income tax provision (benefit), net	$ 9.1	$(2.1)	$(10.6)

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income taxes. Significant components of our deferred tax assets and liabilities at June 30 were:

	2005	2004
(In millions)		
Deferred tax assets resulting from:		
Current:		
Net operating loss carryforward (NOL)	$ 8.8	$ 8.5
Research and development tax credit carryforward	2.4	1.9
Receivables valuation	1.1	1.1
Inventory valuation	4.7	2.0
Accrued and other items not currently deductible	3.7	1.1
Total current deferred tax assets	20.7	14.6
Non-current:		
Foreign tax credit carryforward (FTC)	2.5	1.8
Book over tax depreciation	—	3.5
Other non-current	0.8	0.6
Total non-current deferred tax assets	3.3	5.9
Valuation allowance, relating to foreign NOLs and FTC	(1.3)	(1.8)
Net deferred tax assets	22.7	18.7
Deferred tax liabilities resulting from:		
Tax over book depreciation	(2.8)	—
Other	(1.4)	—
Total net deferred tax assets	$18.5	$18.7

No deferred tax provision has been made for United States taxes related to approximately $6.1 million of undistributed earnings of foreign subsidiaries, which are considered to be permanently reinvested. Determination of the deferred income tax liability on these unremitted earnings is not practicable because such liability, if any, is dependent on circumstances existing if and when the remittance occurs.

At June 30, 2005, we had $2.4 million of research and development tax credit carryforwards expiring from 2022 through 2025, $2.5 million of foreign tax credit carryforwards expiring from 2011 through 2015, $42.8 million of state net operating loss carryforwards expiring from 2008 through 2024, $20.8 million of federal net operating loss carryforwards expiring in 2024 and $2.2 million of foreign net operating loss with unlimited carryforward.

At June 30, 2005, we believe it is more likely than not that we will realize substantially all of the benefit of the $22.7 million of net deferred tax assets on our balance sheet, including the net operating loss carryforwards and research and development tax credit carryforwards. Accordingly, we have only provided a minimal valuation allowance against these deferred tax assets. In determining the level of required valuation allowance, we consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. However, additional valuation allowances could be recorded against these deferred tax assets and charged against income in future periods if our future estimates of amounts realizable are reduced or if the timing of such realization extends beyond our current expectations.

The provision (benefit) for income taxes differs from the amount computed using the statutory federal income tax rate for fiscal 2005, 2004 and 2003 as follows:

	2005	2004	2003
Statutory federal income tax rate	35.0%	(35.0)%	(35.0)%
State income taxes, net of federal benefit	2.6	(4.0)	(2.9)
Dividend received deduction on investment income	(0.6)	(4.6)	(2.0)
Research tax credits	(1.5)	(15.7)	(3.0)
Permanent items	0.4	3.2	0.7
Foreign rate differential	0.1	(11.2)	1.6
Change of prior years' taxes	(2.2)	1.4	(12.5)
Export sales deductions	(3.7)	(13.8)	(2.2)
Alternative minimum tax credit	—	—	(8.4)
South African losses without current tax benefit	0.6	8.6	—
Other, net	(0.7)	0.2	7.6
Effective tax rate	30.0%	(70.9)%	(56.1)%

Other, net in fiscal 2005, reflects a 1.9% or $1.5 million non-taxable settlement related to final settlement of tax advances with our former subsidiary, Midway Games. Other, net in fiscal 2003 reflects a 7.8% or $3.9 million non-deductible pre-tax write-off related to the tax impact of fully reserving our tax advance receivables from Midway, a former subsidiary, under terms of tax sharing and separation agreements entered into prior to the spin-off date due to the uncertainty of the payback period.

NOTE 9: LINE OF CREDIT AND CONVERTIBLE SUBORDINATED NOTES

We renewed an unused line of credit for $50.0 million under a revolving credit agreement for a one-year term to May 9, 2006, which contains usual credit terms for a bank line. No borrowing occurred on the line in fiscal 2005, 2004 or 2003. Our loan agreement requires that we maintain a minimum amount of tangible net worth and certain financial ratio covenants, which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of our Company. At June 30, 2005, approximately $60.1 million is available for such distributions under the most restrictive of these covenants.

In June 2003, we issued $100.0 million of convertible subordinated notes bearing interest at 2.75% maturing on July 15, 2010. On July 3, 2003, we issued an additional $15 million of convertible subordinated notes under identical terms to cover an overallotment option granted to the initial purchaser of the notes. The notes are exchangeable at any time into an aggregate of 5.8 million shares of our common stock at a conversion price of $19.78 per share, subject to adjustment. The notes are subordinated in right of payment to all existing and future senior debt and will be effectively subordinated to all of the indebtedness and liabilities of our subsidiaries. The notes are not callable. We pay interest on the notes semi-annually on January 15 and July 15 of each year, which commenced on January 15, 2004. None of the holders have converted any of their convertible subordinated notes into our common stock.

We have no maturities of debt or sinking fund requirements through June 30, 2010.

NOTE 10: STOCKHOLDERS' EQUITY AND COMMON STOCK PLAN

Our authorized common stock consists of 100.0 million shares at $.50 par value. Additionally, we have 5,000,000 shares of $.50 par value preferred stock authorized. The preferred stock is issuable in series, and the relative rights and preferences and the number of shares in each series are to be established by our Board of Directors.

On April 6, 1998, the WMS Rights Agreement became effective. Under the Rights Agreement, each share of our common stock has an accompanying right to purchase, under certain conditions, one one-hundredth of a share of our Series A Preferred Stock at an exercise price of $100, permitting each holder to receive $200 worth of our common stock valued at the then current market price. The rights become exercisable if any person or entity that did not, before the Plan was adopted, own 15% or more of our common stock acquires beneficial ownership of 15% or more of our common stock. The rights are redeemable by us at $.01 per right, subject to certain conditions, at any time and expire in 2007.

We utilize the Black-Scholes pricing model to determine the fair value of equity instruments issued in exchange for goods or services. During fiscal 2004, we issued warrants to a licensor. In valuing the warrants, we used the Black-Scholes model and incorporated the following assumptions: risk-free rate, 4.15%; expected volatility, 0.54; expected life, 10 years; and expected dividend, zero. The risk-free rate is determined based on the interest rate of U.S. Government treasury obligations with a maturity date comparable to the life of the warrants issued. Other assumptions, relating to the warrant's life, strike price and our common stock price, were determined at the date the warrants were issued. We will recognize expense based on the terms of the underlying license agreement. No such instruments were issued in fiscal 2005 or 2003. During fiscal 2005, 2004 and 2003, we expensed $0.1 million, $0.1 million and $0.1 million, respectively, for the value of common stock options issued for services from consultants.

Common Stock Repurchase Program

In January 2002, our Board of Directors authorized a $20 million common stock repurchase plan to repurchase our common stock from time to time in open market or privately negotiated transactions. By August 2, 2002, this repurchase program was completed. In September 2002, our Board of Directors authorized a twelve-month plan to repurchase an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. As of March 31, 2003, this repurchase program was completed. In April 2003, our Board of Directors authorized a new twelve-month plan to repurchase up to an additional $10 million of our common stock from time to time in open market or privately negotiated transactions. In June 2003, in conjunction with the completion of our private placement of convertible subordinated notes due 2010 to qualified institutional buyers, our Board of Directors authorized the expansion of this repurchase plan to $25 million. The June 2003 $25 million plan has now expired with $12.5 million of the authorization being used. On August 9, 2004, our Board of Directors authorized the repurchase of up to $20 million of our common stock over the succeeding twelve months. The August 2004 $20 million plan has now expired without any common stock purchases.

Since the inception of the first common stock repurchase program in January 2002 through September 30, 2003, we have repurchased 3.2 million or 9.9% of our previously outstanding shares for an aggregate price of $42.5 million at an average price of $13.31 per share.

The following tables summarize our stock repurchase activity in fiscal 2004 and 2003:

Date of Board Stock Repurchase Plan Authorization	Amount of Plan Authorization	Shares Purchased	Cost of Shares Purchased	Average Price per Share
(In millions except per share amounts)				
Repurchases in fiscal 2003:				
January 2002 Plan	20.0	1.1	$11.4	$10.36
September 2002 Plan	10.0	0.8	10.0	12.00
April 2003/June 2003 Plan	25.0	0.5	7.5	15.22
Total fiscal 2003 purchase activity		2.4	$28.9	$12.29
Repurchases in fiscal 2004:				
April 2003/June 2003 Plan	25.0	0.3	$ 5.0	$16.75

Equity Compensation Plan

At June 30, 2005, 5.4 million shares of common stock were reserved for possible future issuance under our Plan, relating to outstanding stock options, unvested restricted stock, performance-contingent restricted units and deferred stock units. Under Delaware law and our certificate of incorporation, authorized but unissued shares of our common stock may be granted as restricted stock from time to time as determined by our Board of Directors, except as limited by NYSE rules. Upon issuance of restricted stock, unearned compensation equivalent to the market value of the shares granted on the grant date is charged to stockholders' equity and is subsequently amortized to expense during the vesting period.

We currently have one equity compensation plan under which new grants may be made: our 2005 Incentive Plan, or the Plan, which was approved by our stockholders on December 9, 2004. The Plan consolidated shares available under our previous stock option plans into the new plan, although outstanding equity grants under the previous plans are still governed by those individual plans. The Plan permits us to grant options to purchase shares of our common stock, restricted stock, and other stock awards. Options may be granted as incentive stock options, designed to meet the requirements of Section 422 of the Internal Revenue Code or they may be "non-qualified" options that do not meet the requirements of that section.

The purpose of the Plan is to encourage our employees, non-employee directors, consultants and advisors to acquire an ownership interest in our common stock and to enable these individuals to realize benefits from an increase in the value of our common stock. We believe that this benefit provides these individuals with greater incentive to work to improve our business and encourages their continued provision of services to us and, generally, promotes our interests and those of our stockholders. The Compensation Committee of the Board of Directors determines which of the eligible directors, officers, employees, consultants and advisors receive equity awards, the terms, including any vesting periods or performance requirements of the awards, and the size of the awards, provided, however, that the Board of Directors determines any award made to non-employee directors.

Stock Options

Pursuant to the Plan, for options, the option price per share with respect to each option is determined by the Compensation Committee and generally is not less than the fair market value of our common stock on the date on which the option is granted. The Plan has a term of 10 years, unless terminated earlier, and options granted under the Plan have terms up to 10 years.

In December 2004, we paid and expensed $0.7 million to our President and Chief Executive Officer to compensate him for deferring a stock option grant from August 2004 for 100,000 shares of our common stock that he was entitled to under his employment agreement. The payment was calculated as the difference between the stock price in August 2004 on the date the President and CEO agreed to the deferral and the stock price on the actual grant date in December 2004.

In September 2004, the Board of Directors approved a Director emeritus program for existing directors who reach age 75 or have served on the Board of Directors for at least 20 years. The emeritus program is being phased in to maintain continuity and avoid losing the benefit of valuable experience. In December 2004, 32,000 fully vested five-year stock options were issued to two directors emeritus upon their retirement from the Board.

Restricted Stock Grants and Other Equity Grants

Upon the recommendation of our Compensation Committee, we have, on occasion, granted restricted stock to our employees, officers, directors or consultants to motivate them to devote their full energies to our success, to reward them for their services and to align their interests with the interests of our stockholders.

In June 2003, our Compensation Committee approved the award of 29,912 restricted shares with a weighted average fair value at grant date of $17.05 per share to certain executive officers of the Company. The grant was made in consideration of their time and efforts in the oversight of the implementation of our technology improvement plan. The restricted shares vested on June 11, 2004.

On May 10, 2004, our Compensation Committee approved the award of 52,312 shares of restricted stock with a weighted average fair value at grant date of $28.73 per share to certain executive officers and other key personnel in lieu of any cash bonuses for fiscal 2004. The restricted shares vested on May 10, 2005.

On December 9, 2004, the Board of Directors approved the award of 276,848 shares of restricted stock with a weighted average fair value at grant date of $30.49 or $8.4 million in the aggregate, including 84,913 shares to our non-employee Chairman of the Board of Directors and 134,435 shares to certain executive officers under the Plan, subject to the individual's continued involvement with WMS. The restricted stock awards are not performance-based and vest equally over a three-year period ending in December 2007. In addition, on June 16, 2005, the Board of Directors approved the award of 18,000 shares of restricted stock, with a weighted average fair value at grant date of $33.90 or $0.6 million. Under these restricted grants, grantees are entitled to any cash dividends and to vote their shares, but may not sell or transfer their shares during the vesting period.

Upon approval of the Plan, the Board of Directors established a long-term incentive plan to attract and retain executives, other key employees, non-employee directors and key consultants of high quality as these personnel will be essential to our growth and success. Under the Plan the participants, including the executive officers, receive an annual stock option grant and grant of equity-based performance units. On January 7, 2005, the Board of Directors approved the fiscal 2005 equity grants, including 52,164 stock-based performance units under the Plan to certain participants, including 33,863 units to our executive officers. The stock-based performance units contain performance goals set by the Board of Directors based on levels of our total revenue and free cash flow over the thirty-month period ending June 30, 2007. The number of shares of stock awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded and can result in shares issued up to 200% of the targeted number of shares under each grant.

On June 16, 2005, the Board of Directors approved 68,204 equity-based performance units for the fiscal 2006 grant under the Plan, including 36,750 units to our executive officers. The stock-based performance units contain performance goals set by the Board of Directors based on levels of our total revenue and free cash flow over the thirty-six-month period ending June 30, 2008. The number of shares of stock awarded to participants is dependent upon the achievement of the performance goals and the extent to which each goal is achieved or exceeded and can result in shares issued up to 200% of the targeted number of shares under each grant.

On June 16, 2005, non-management members of the Board of Directors were awarded an aggregate of 26,552 units of deferred stock under the Plan coupled with an aggregate of 60,400 stock options. The deferred stock units vest immediately and shares of our common stock are issued upon the directors leaving the Board. Grantees are not entitled to vote their deferred stock units or to receive cash dividends, but they are entitled to receive make whole payments on any declared and paid cash dividends on our common stock. In connection with the grant of deferred stock units to non-management members of the Board of Directors in June 2005, we recorded $0.9 million of selling and general administrative expense.

At June 30, 2005, 4.1 million shares of common stock were to be issued upon exercise of outstanding options at a weighted average exercise price of $23.25 and 0.7 million shares of common stock were available for future issuance under our Plan. A summary of the status of our stock option plan activity for the three years ended June 30, 2005 is as follows:

	Options *(In millions)*	Weighted Average Exercise Price
Outstanding at June 30, 2002	3.4	$14.74
Granted	0.8	13.43
Exercised	(0.1)	6.56
Forfeited	(0.1)	17.99
Outstanding at June 30, 2003	4.0	14.57
Granted	1.0	27.16
Exercised	(1.1)	11.41
Forfeited	(0.1)	15.25
Outstanding at June 30, 2004	3.8	18.72
Granted	1.5	30.23
Exercised	(1.0)	15.54
Forfeited	(0.2)	24.85
Outstanding at June 30, 2005	4.1	$23.25

The following table summarizes information about stock options outstanding at June 30, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding *(In millions)*	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number Outstanding *(In millions)*	Weighted Average Exercise Price
$ 2.91–$10.50	0.1	4.4	$ 8.96	0.1	$ 8.97
10.75– 16.04	0.7	7.0	14.06	0.5	13.86
16.88– 22.88	1.1	5.8	19.25	1.0	19.29
23.46– 29.81	1.1	8.8	26.51	0.8	25.83
30.49– 33.90	1.1	9.6	31.87	0.1	30.49
$ 2.91–$33.90	4.1	7.7	$23.25	2.5	$20.22

At June 30, 2004, 2.2 million options with a weighted average exercise price of $16.81 per share were exercisable. At June 30, 2003, 2.2 million options with a weighted average exercise price of $13.94 per share were exercisable.

Warrant Grant

In September 2003, our Board of Directors, as part of the inducement to a licensor to extend their license agreement with us, approved a grant of 250,000 common stock purchase warrants valued at $3.9 million. The warrants' exercise price is $35.04 per share of our common stock, subject to adjustment. The warrants are non-cancelable and vest with respect to 20% of the underlying shares in each year commencing on January 1, 2007 until fully vested on January 1, 2011, subject to earlier vesting under specified circumstances. The warrants expire on September 14, 2013. During fiscal 2005 and 2004, we expensed $0.5 million and $0.4 million, respectively, for the value of warrants issued in connection with the extended license agreement.

Repurchase of Stock Grant

Effective March 1, 2002, we issued a restricted stock grant of 250,000 shares of common stock held in treasury to Mr. Louis J. Nicastro, Chairman of our Board of Directors and a non-employee director. This grant was issued in consideration for his service as Chairman of the Technology Committee of the Board of Directors, which was established to provide enhanced oversight of the timely completion of the first phase of our technology improvement plan. In fiscal 2003, we purchased Mr. Nicastro's rights to the 250,000 restricted shares for a purchase price of $14.00 per share. This share price reflects a discount of $0.50 per share from the closing market price on May 6, 2003. We recorded a pre-tax charge to our statement of operations of $3.5 million, $2.2 million after-tax, in fiscal 2003 to reflect this transaction, and the shares were returned to us and placed in treasury.

NOTE 11: CONCENTRATION OF CREDIT AND MARKET RISK AND FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

Financial instruments, which potentially subject us to concentrations of credit and market risk, consist primarily of cash equivalents, short-term investments and trade notes and accounts receivable. By policy, we place our cash equivalents and short-term investments only in high credit quality securities and limit the amounts invested in any one security. However, our overnight cash balances are held by our main commercial bank. The accounts and notes receivable from the sale of gaming machines are generally from a large number of customers with no significant concentration other than in Nevada and Russia. No customers accounted for more than 10% of consolidated revenues in fiscal 2005, 2004 and 2003.

The carrying amounts of cash, investments, accounts receivable and accounts payable approximates fair value due to the short-term maturities of these assets and liabilities. The fair value of notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to borrowers with similar credit ratings and remaining maturities. As of June 30, 2005 and 2004, the fair value of the notes receivable approximated the carrying value.

As of June 30, 2005, we had $115.0 million of convertible fixed rate debt with an interest rate of 2.75% and a fair value of $196.9 million. The fair value of our convertible fixed rate debt is significantly dependent on the market price of our common stock into which it can be converted.

NOTE 12: COMMITMENTS AND CONTINGENCIES

We lease certain office facilities and equipment under non-cancelable operating leases with net future lease commitments for minimum rentals at June 30, 2005 as follows:

	(In millions)
2006	$ 2.7
2007	3.1
2008	3.0
2009	2.8
2010	2.6
Thereafter	14.8
Total net future lease commitments	$29.0

Rent expense for fiscal 2005, 2004 and 2003 was $2.7 million, $2.1 million and $2.0 million, respectively.

We routinely enter into license agreements with others for the use of intellectual properties in our products. These agreements generally provide for royalty and license advances when the agreements are signed, and provide for minimum guarantees as well as additional contingent payments based on future events. The total potential commitments at June 30, 2005 were $116.0 million, an increase from the amount at June 30, 2004 of $92.7 million.

At June 30, 2005, we had total potential royalty and license commitments, advances and payments made, and potential future payments as follows:

June 30, 2005	Guaranteed Minimums	Contingent Payments	Total Potential Payments
(In millions)			
Total royalty and license commitments	$115.4	$0.6	$116.0
Advances and payments made	(59.1)	—	(59.1)
Potential future payments	$ 56.3	$0.6	$ 56.9

Of the $59.1 million total advances and payments made through June 30, 2005, $18.4 million has been charged to expense and the remaining $40.7 million is included in the June 30, 2005 balance sheet; $6.9 million in other current assets and $33.8 million in other assets. An additional $9.1 million of royalty and licenses is accrued at June 30, 2005 as other assets and current and non-current deferred licensing purchase obligation.

As of June 30, 2005, we have potential royalty and license payments as follows:

Year Ended June 30,	Guaranteed Minimums	Contingent Payments	Total Potential Payments
(In millions)			
2006	$ 16.3	$0.6	$ 16.9
2007	15.5	—	15.5
2008	9.2	—	9.2
2009	5.1	—	5.1
2010	5.1	—	5.1
Thereafter	5.1	—	5.1
Total royalty and license payments	$ 56.3	$0.6	$ 56.9

In January 2002, we announced a three-part technology improvement plan to stabilize the operating system software in our gaming machines. As part of this technology improvement plan, we have pursued alternative strategies for each phase of the plan, including licensing technologies from third parties. For the short-term phase of the plan, our internally developed version of the operating system continues to successfully operate in casinos in jurisdictions where it has been installed. As a result, we determined not to use an alternative operating system, which was originally licensed, among other uses, to serve as a backup during the short-term phase of the plan. In fiscal 2003, we recorded a pre-tax charge of $2.8 million, or $1.7 million after-tax, to write-off this license agreement obligation.

At June 30, 2005, we had guaranteed minimum payments related to technology alternatives aggregating $26.1 million, of which $16.1 million had been paid as advances and recorded as other assets in our balance sheet and $1.1 million had been recognized as expense. These amounts are included in the table above. If we determine that we will not realize the value of the guaranteed commitment for a particular licensed technology alternative, we will record an immediate charge against earnings at the time of such determination, of up to $25.0 million if all of the alternatives were to have no further value to us.

We had an agreement with IGT for the operation of *SURVIVOR*-branded games on its wide-area progressive system. Under this agreement, we recorded our 50% proportionate share of revenues and costs from operating activities and all of the assets we owned and liabilities we incurred in connection with the operating activities in our consolidated financial statements under this agreement. In fiscal 2003, we expensed $0.4 million pre-tax related to an estimated impairment of the *SURVIVOR* intellectual property license and we recorded a pre-tax write down of approximately $1.1 million, to reduce the carrying value of *SURVIVOR* inventory to net realizable value. In January 2004, the remaining *SURVIVOR* WAP themed system was shut down. At both June 30, 2005 and 2004, the net remaining book value of *SURVIVOR*-related inventory and intellectual property assets and commitments for both companies was approximately zero.

In fiscal 2003, we announced that we would allow our agreement with Stargames Corporation Pty Ltd., for exclusive North American distributorship rights to their *RAPID ROULETTE* table gaming product, to expire on June 30, 2003. As a result of the expiration of the agreement, we recorded a non-cash pre-tax charge of $3.4 million in fiscal 2003 to write down *RAPID ROULETTE* inventory to net realizable value and write-off distribution rights assets.

NOTE 13: LITIGATION

On October 2, 2003, La Societe de Loteries du Quebec (Loto-Quebec) filed claims against us and Video Lottery Consultants Inc., a subsidiary of IGT (VLC) in the Superior Court of the Province of Quebec, Quebec City District (200-06-000017-015). The pleadings allege that Loto-Quebec would be entitled to be indemnified by the manufacturers of Loto-Quebec's VLTs, specifically WMS and VLC, if the class action plaintiffs, described below, are successful in the pending class action lawsuit against Loto-Quebec. We are currently proceeding with discovery, and we intend to vigorously defend ourselves against the allegations. We are unable to predict the outcome of these actions, or a reasonable estimate of the range of possible loss, if any.

The class action lawsuit discussed in Loto-Quebec's claim was brought on May 18, 2001 against Loto-Quebec in the Superior Court of the Province of Quebec. It alleges that the members of the class developed a pathological gambling addiction by using Loto-Quebec's VLTs and that Loto-Quebec, as owner, operator and distributor of VLTs, failed to warn players of the alleged dangers associated with VLTs. Spielo Manufacturing Inc., another manufacturer of VLTs, voluntarily intervened to support Loto-Quebec's position. Class status was granted by the Court on May 6, 2002, authorizing Jean Brochu to act as the representative plaintiff. The class of 119,000 members is requesting damages totaling almost $700 million Canadian dollars, plus interest.

NOTE 14: RETIREMENT PLANS

We sponsor 401(k) defined contribution plans within the United States. The plans cover full-time employees and provide for our contributions of up to 4.5 percent of covered employees' compensation as defined in the plan. Our expense for the defined contribution plans totaled $2.1 million, $1.6 million and $1.0 million in fiscal 2005, 2004 and 2003, respectively.

We have two frozen defined benefit pension plans related to discontinued operations. Pension expense for these plans was not significant in the aggregate.

NOTE 15: SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION AND SUMMARY OF NON-CASH INVESTING AND FINANCING ACTIVITIES

Year Ended June 30,	2005	2004	2003
(In millions)			
Supplemental Disclosure of Cash Flow Information:			
Income taxes paid	$1.4	$1.0	$0.3
Income tax refunds received	$0.1	$6.6	$9.6
Interest and dividend income received	$2.0	$2.6	$2.1
Interest paid	$3.2	$1.8	$ —
Schedule of Non-Cash Investing Activities:			
Gaming operations machines transferred to inventory	$2.3	$0.2	$2.3
Issuance of stock warrants to licensor	$ —	$3.9	$ —
Accrual of deferred licensing purchase obligation	$9.1	$ —	$ —
Schedule of Non-Cash Financing Activities:			
Issuance of restricted stock	$9.1	$1.8	$0.3
Issuance of performance-contingent restricted units	$4.1	$ —	$ —
Issuance of deferred stock units	$0.9	$ —	$ —
Write down of tax advance receivables from Midway under tax sharing and separation agreements	$ —	$ —	$4.0
Reversal of stock option benefits from Midway under tax sharing and separation agreements	$ —	$ —	$3.0
Return of restricted shares to treasury	$ —	$ —	$3.7

The $4.0 million tax advance receivable from Midway under tax sharing and separation agreements represents a cash advance accrued in June 2003 to this former subsidiary that was spun-off from WMS in 1998. The payment was made in July 2003 because WMS net operating loss carrybacks for pre-spin-off years prevented Midway from realizing tax benefits of carrying back its post-spin-off net operating losses to pre-spin-off years. The payment represents an adjustment to the spin-off value of Midway, which was treated as a tax-free dividend to WMS stockholders at the spin-off date. The write-off was due to the uncertainty of the payback period from Midway of the amount advanced.

The $3.0 million reversal of stock option benefits relates to the exercise of WMS stock options by employees of our former subsidiary Midway Games in fiscal 2000 and 1999 subsequent to the Midway spin-off. Under the terms of the tax sharing agreement, due to Midway not receiving the full tax benefit of its post-spin-off net operating losses caused by the provision in lieu benefits from the stock option exercises, the $3.0 million was paid by WMS to Midway in fiscal 2000.

On November 19, 2004, WMS and Midway terminated (1) the Tax Sharing Agreement; (2) the Tax Separation Agreement; (3) the Letter Agreement; and (4) the Settlement Agreement that were entered into in connection with Midway's 1996 initial public offering and the 1998 distribution by WMS to its stockholders of its remaining Midway shares. Under the termination agreement, Midway paid WMS $1.5 million, and we recorded a pre- and after-tax benefit in other income of $1.5 million.

NOTE 16: HURRICANE DAMAGE

In late August 2005, a devastating hurricane hit the Gulf coast of Mississippi and Louisiana, causing substantial damage to the Gulfport and Biloxi, Mississippi area, as well as New Orleans, Louisiana. This is a very dynamic situation and our concerns were first to determine the safety of our employees and their families, second to secure our Gulfport facility and third to execute our recovery plan for the recommencement of full operations. All of our employees are safe and we have established a fund to assist our employees impacted by the hurricane and we made an initial $100,000 contribution to this fund. We are also accepting employee contributions to this fund.

Our Gulfport regional sales and distribution facility services both the states of Mississippi and Louisiana. Initial indications are that the building is structurally sound, although the building did sustain some damage which we need to further assess. We have secured the facility to the best of our ability given the circumstances. This facility monitors our Mississippi WAP operation and needs both power and telephone service to be restored in order to operate. We are working with local authorities to determine the timeframe when such services may be restored, but restoration of these services could take several months. We are exploring alternatives for operating the Mississippi WAP.

We carry property insurance and business interruption insurance and are actively working with our insurance carriers on assessing our losses. The business interruption insurance covers a period of up to 365 days after we re-open our Gulfport facility. The insurance company claim assessors need to inspect our premises and the area in general as the next step in the insurance claim process, and the entire claim process is expected to take an extended period of time.

Initial indications are that the casinos in the Biloxi and Gulfport areas will need to be rebuilt and will not open for a protracted period of time. Some casinos may decide not to rebuild. Casinos in New Orleans may need major reconstruction and, given the devastation to the area, may be closed for months. Casinos outside of these areas may also need some restoration and some have not had electricity service restored, but others have reopened for business for the most part, although their business may be at lower than historical levels.

In fiscal 2005, we sold just over 1,000 new gaming machines to casinos in the Biloxi and Gulfport areas and in New Orleans and 2.4% of our installed base of participation games or 163 units were in these casinos when the hurricane struck. An additional 63 WAP gaming machines in casinos throughout Mississippi are currently impacted by the WAP monitoring room being inoperable. Total revenues from casinos in the Biloxi and Gulfport areas and casinos in New Orleans amounted to approximately $15.0 million or 4% of our total revenues in fiscal 2005.

NOTE 17: QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for fiscal 2005 and 2004 is as follows:

	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
(In millions, except per share amounts)				
Fiscal 2005 Quarters				
Revenues	$ 75.1	$ 94.0	$107.7	$111.6
Gross profit	38.7	46.2	54.3	56.8
Net income	2.4	3.9	7.2	7.7
Per share of common stock:				
Basic:				
Net income per share	$ 0.08	$ 0.13	$ 0.23	$ 0.25
Shares used	30.3	30.6	30.8	31.1
Diluted:				
Net income per share	$ 0.08	$ 0.12	$ 0.21	$ 0.22
Shares used	31.0	37.6	37.5	37.8

	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004
(In millions, except per share amounts)				
Fiscal 2004 Quarters				
Revenues	$ 46.7	$ 51.5	$ 63.8	$ 68.2
Gross profit	27.4	29.3	34.6	36.2
Net income (loss)	(1.9)	(0.4)	0.5	0.9
Per share of common stock:				
Basic:				
Net income (loss) per share	$(0.06)	$(0.01)	$ 0.02	$ 0.03
Shares used	29.3	29.5	29.9	30.1
Diluted:				
Net income (loss) per share	$(0.06)	$(0.01)	$ 0.02	$ 0.03
Shares used	29.3	29.5	30.8	31.2

The June 2005 quarter includes $1.9 million of after-tax net inventory charges primarily reflecting the write down of legacy inventory to net realizable value.

The March 2005 quarter includes an after-tax benefit in other income of $0.4 million from the license of certain intellectual property of a discontinued business and an after-tax charge of $0.7 million for employee separation costs. The March 2005 quarter also includes $1.0 million of after-tax net inventory charges primarily reflecting the write down of legacy inventory to net realizable value.

The December 2004 quarter includes a pre- and after-tax benefit in other income of $1.5 million related to final settlement of tax advances with our former subsidiary, Midway Games.

The June 2004 quarter includes an after-tax benefit of $1.1 million, to adjust our effective tax rate for fiscal 2004 given our overall pre-tax loss and greater tax credits than originally anticipated.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock, par value $0.50, trades publicly on the New York Stock Exchange under the symbol "WMS." The following table shows the high and low sale prices of our common stock for the two most recent fiscal years, as reported on the NYSE:

	High ($)	Low ($)
Fiscal Year Ended June 30, 2005		
First Quarter	30.94	19.36
Second Quarter	33.85	24.66
Third Quarter	33.94	26.37
Fourth Quarter	34.19	24.75
Fiscal Year Ended June 30, 2004		
First Quarter	26.08	15.38
Second Quarter	27.75	22.60
Third Quarter	32.40	25.17
Fourth Quarter	32.95	25.35

On September 1, 2005, there were approximately 874 holders of record of our common stock.

No cash dividends were declared or paid on our common stock during fiscal 2005 or 2004. The payment of future cash dividends will depend upon, among other things, our earnings, anticipated expansion and capital requirements and financial condition. We do not expect to pay cash dividends in the foreseeable future.

We have agreed to make additional payments of interest on our convertible subordinated notes if we declare a cash dividend on our common stock. The amount of the payments will be equal to the cash dividends that would be payable to the holders of the notes if the holders had converted their notes into shares of our common stock on the record date for the dividend. However, no such payment will be made if the dividend that would otherwise trigger the payment causes an adjustment to the note conversion rate.

Our loan agreement with LaSalle Bank requires that we maintain a minimum amount of tangible net worth and certain financial ratio covenants which could limit our ability to declare dividends or make any distribution to holders of any shares of capital stock, or redeem or otherwise acquire such shares of the our Company. As of June 30, 2005, approximately $60.1 million was available for such distributions under the most restrictive of these covenants.

On August 9, 2004, our Board of Directors authorized the repurchase of up to $20 million of our common stock over the succeeding twelve months. This authorization expired on August 8, 2005 without any common stock purchases.

BOARD OF DIRECTORS

Louis J. Nicastro
Chairman of the Board
WMS Industries Inc.

Brian R. Gamache
President and Chief Executive Officer
WMS Industries Inc.

Norman J. Menell
Vice Chairman of the Board
WMS Industries Inc.

Harold H. Bach, Jr.
Private Investor

William C. Bartholomay
Group Vice Chairman
Willis Group Holdings Ltd.
(Insurance Brokers)
Chairman Emeritus of the Board
of the Atlanta Braves

Neil D. Nicastro
Private Investor

Harvey Reich
Attorney-at-Law

Ira S. Sheinfeld
Partner
Hogan & Hartson LLP
(Attorneys-at-Law)

William J. Vareschi
Private Investor

BOARD COMMITTEES

Nominating and Corporate Governance Committee:

Norman J. Menell
Chairman

William C. Bartholomay

Audit and Ethics Committee:

Harold H. Bach, Jr.
Chairman

William C. Bartholomay

William J. Vareschi

Compensation Committee:

William C. Bartholomay
Chairman

Harvey Reich

Gaming Compliance Committee:

Steve DuCharme (Non-board member)
Chairman

Harvey Reich

David M. Satz, Jr. (Emeritus board member)

EXECUTIVE OFFICERS

Brian R. Gamache
President and Chief Executive Officer

Scott D. Schweinfurth
Executive Vice President, Chief Financial Officer and Treasurer

Orrin J. Edidin
Executive Vice President and Chief Operating Officer

Seamus McGill
Executive Vice President and Managing Director of International Operations, WMS Gaming Inc.

Kathleen J. McJohn
Vice President, General Counsel and Secretary

Robert R. Rogowski
Vice President of Finance and Controller

Corporate Information

EXECUTIVE OFFICE
800 S. Northpoint Blvd.
Waukegan, IL 60085
(847) 785-3000

AUDITORS
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606

COUNSEL TO THE COMPANY
Blank Rome LLP
The Chrysler Building
405 Lexington Avenue
New York, NY 10174

TRANSFER AGENT AND REGISTRAR
Stockholder Inquiries:
The Bank of New York
Shareholder Relations
Department 11-E
P.O. Box 11258
Church Street Station
New York, NY 10286
(800) 524-4458
www.stockbny.com

Certificate Transfers and
Address Changes:
The Bank of New York
Receive and Deliver
Department 11-W
P.O. Box 11002
Church Street Station
101 Barclay Street
New York, NY 10286

STOCKHOLDER RELATIONS
Scott D. Schweinfurth
(847) 785-3760

WEBSITE
www.wmsgaming.com

designed by curran & connors, inc. / www.curran-connors.com

PUBLICATIONS

A copy of our Annual Report on Form 10-K is available without charge upon written request to:

WMS Industries Inc.
Attn.: Treasurer
800 South Northpoint Boulevard
Waukegan, IL 60085

Our Board of Directors has adopted corporate charters for our Audit and Ethics Committee, our Compensation Committee and our Nominating and Corporate Governance Committee. It has also adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics. These documents describe the responsibilities of our directors and executive officers and other key corporate governance matters. We will provide a copy of these documents to stockholders, without charge, upon written request addressed to us at 800 South Northpoint Boulevard, Waukegan, IL 60085, attention: Treasurer. These documents can also be viewed on the Corporate Governance page of our website at: www.wmsgaming.com.

CERTIFICATIONS

Our CEO certification for 2005, required under Section 303A.12(a) of the NYSE Listed Company Manual, has been filed with the NYSE. In addition, the CEO/CFO certification required under the Sarbanes-Oxley Act has been filed as an exhibit to the 2005 Form 10-K.

LEGAL NOTICES


WMS
INDUSTRIES Inc.

WMS Industries Inc.
800 S. Northpoint Blvd., Waukegan, IL 60085
Tel. (847) 785-3000 Fax (847) 785-3058
www.wmsgaming.com